Exhibit 2.1

SECOND AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

by and among

MICT, INC.,

as the Purchaser,

DARREN MERCER,
in the capacity as the Purchaser Representative,

DOZY MMOBUOSI,
in the capacity as the Seller Representative,

and

TINGO, INC.,
as the Seller

Dated as of October 6, 2022

TABLE OF CONTENTS

I. MERGER	2
1.1. Merger	2
1.2. Effective Time	2
1.3. Effect of the Merger	2
1.4. Merger Consideration	3
1.5. Amended Company Charter	3
1.6. Tax Treatment	3
1.7. Directors and Officers of Delaware Sub	3
1.8. Directors and Officers of Surviving Company	3
1.9. Purchaser Certificate of Incorporation	4
1.10. Taking of Necessary Action; Further Action	4
1.11. Escrow	4
1.13. Effect of Transaction on Company Stock	5

II. CLOSING	5
2.1. Closing	5

III. representations and warranties of THE purchaser ENTITIES	5
3.1. Organization and Standing	5
3.2. Authorization; Binding Agreement	6
3.3. Capitalization	6
3.4. Subsidiaries	7
3.5. Governmental Approvals	8
3.6. Non-Contravention	8
3.7. SEC Filings and Purchaser Financials	8
3.8. Absence of Certain Changes	9
3.9. Compliance with Laws	9
3.10. Purchaser Permits	9
3.11. Litigation	10
3.12. Material Contracts	10
3.13. Intellectual Property	12
3.14. Taxes and Returns	14
3.15. Real Property	15
3.16. Personal Property	15
3.17. Title to and Sufficiency of Assets	15
3.18. Employee Matters	16
3.19. Benefit Plans	17
3.20. Environmental Matters	18
3.21. Transactions with Related Persons	19
3.22. Purchaser Insurance	20
3.23. Top Purchaser Customers and Top Purchaser Suppliers	20
3.24. Certain Business Practices	21
3.25. Finders and Brokers	21
3.26. Investment Company Act	21
3.27. Independent Investigation	21
3.28. Information Supplied	22
3.29. Ownership of Exchange Consideration	22
3.30. Delaware Sub and BVI Sub Activities	22
3.31. No Other Representations	22

i

Iv. representations and warranties of SELLER AND THE COMPANY	23
4.1. Organization and Standing	23
4.3. Capitalization	24
4.4. Subsidiaries	25
4.5. Governmental Approvals	25
4.6. Non-Contravention	26
4.7. SEC Filings and Company Financials	26
4.8. Absence of Certain Changes	28
4.9. Compliance with Laws	28
4.10. Company Permits	28
4.11. Litigation	28
4.12. Material Contracts	29
4.13. Intellectual Property	30
4.14. Taxes and Returns	33
4.15. Real Property	34
4.16. Personal Property	34
4.17. Title to and Sufficiency of Assets	35
4.18. Employee Matters	35
4.19. Benefit Plans	36
4.20. Environmental Matters	38
4.21. Transactions with Related Persons	39
4.22. Company Insurance	39
4.23. Top Company Customers and Top Company Suppliers	40
4.24 Certain Business Practices	40
4.25. Investment Company Act	40
4.26. Finders and Brokers	40
4.27. Independent Investigation	41
4.28. Information Supplied	41
4.29. Legacy Representations	41
4.30. No Other Representations	41

V. COVENANTS	42
5.1. Access and Information	42
5.2. Conduct of Business of the Company	42
5.3. Conduct of Business of the Purchaser	45
5.4. Annual and Interim Financial Statements	48
5.5. Purchaser and Company Public Filings	48
5.6. No Solicitation	49
5.7. No Trading	51
5.8. Notification of Certain Matters	51
5.9. Efforts	51
5.10. Tax Matters	53
5.11. Further Assurances	53
5.12. The Proxy Statement	53
5.13. The Seller Information Statement	55
5.14. Nasdaq Change of Control Application	55
5.15. Ownership Changes	56
5.16. The Purchaser Post-Closing Registration Statement	57
5.17. Public Announcements	57
5.18. Confidential Information	58
5.19. Post-Closing Board of Directors and Executive Officers	59

5.20. Indemnification of Officers and Directors; Tail Insurance	60
5.21. Reserved	60
5.22. Listing	60
5.23. Purchaser Lock-Up Agreements	61
5.24. Amended Purchaser Loan	61
5.25. Amended Seller SEC Reports	61
5.26. Delaware Sub Formation and Joinder	61
5.27. Company Formation and Joinder	61
5.28. BVI Sub Formation and Joinder	61
5.29. Target Contribution	61
5.30. Mmobuosi Beneficial Interest	61
5.31. Voting Agreements	61
5.32. Seller Budget	62

VI. INDEMNIFICATION	62
6.1. Indemnification	62
6.2. Limitations and General Indemnification Provisions	62
6.3. Indemnification Procedures	62
6.4. Indemnification Payments	64
6.5. Exclusive Remedy	64

VII. Closing conditions	64
7.1. Conditions of Each Party’s Obligations	64
7.2. Conditions to Obligations of the Seller and the Company	65
7.3. Conditions to Obligations of the Purchaser	67
7.4. Frustration of Conditions	69

VIII. TERMINATION AND EXPENSES	69
8.1. Termination	69
8.2. Effect of Termination	70
8.3. Fees and Expenses	71
8.4. Termination Fee	71

Ix. MISCELLANEOUS	71
9.1. Survival	71
9.2. Non-Recourse	71
9.3. Notices	72
9.4. Binding Effect; Assignment	72
9.5. Third Parties	73
9.6. Arbitration	73
9.7. Governing Law; Jurisdiction	73
9.8. WAIVER OF JURY TRIAL	74
9.9. Specific Performance	74
9.10. Severability	74
9.11. Amendment	74
9.12. Waiver	74
9.13. Entire Agreement; Effect of Amendment and Restatement	75
9.14. Interpretation	75
9.15. Counterparts	76
9.16. Purchaser Representative	76
9.17. Seller Representative	77

X. DEFINITIONS	79
10.1. Certain Definitions	79

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A-1	Form of Purchaser Support Agreement
Exhibit A-2	Form of Seller Support Agreement
Exhibit B-1	Form of Purchaser Lock-Up Agreement
Exhibit B-2	Form of Seller Lock-Up Agreement
Exhibit C-1	Form of Series A Certificate of Designation
Exhibit C-2	Form of Series B Certificate of Designation
Exhibit D	Form of Amended Delaware Sub Bylaws
Exhibit E	Form of Intercompany Loan
Exhibit F	Form of Purchaser Loan

SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Second Amended and Restated Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 6, 2022 by and among (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Darren Mercer, an individual, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) Tingo, Inc., a Nevada corporation (the “Seller”), and (iv) Dozy Mmobuosi, an individual, in the capacity as the representative for the Seller in accordance with the terms and conditions of this Agreement (the “Seller Representative”). The Purchaser, Delaware Sub (as defined below) (with respect to periods after the Delaware Sub Joinder Date (as defined below)), BVI Sub (as defined below) (with respect to periods after the BVI Sub Joinder Date (as defined below)), the Purchaser Representative, the Seller, the Seller Representative and the Company (as defined below) (with respect to periods from and after the Company Joinder Date (as defined below)) are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Parties are parties to that certain Amended and Restated Agreement and Plan of Merger dated June 15, 2022 (the “Prior Agreement”);

B. The Seller, directly and indirectly through its Subsidiaries, is an agri-fintech company which empowers users to manage financial and commercial activity through software services provided on its platform;

C. The Parties contemplate that the Purchaser will form a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Delaware Sub”), which will execute the Delaware Sub Joinder (as defined below) and become a Party to this Agreement;

D. The Parties contemplate that the Seller will (a) form a British Virgin Islands company and a wholly-owned subsidiary of the Seller (the “Company”), which will execute the Company Joinder (as defined below) and become a Party to this Agreement, and (b) transfer all of the Seller’s Subsidiaries (other than the Company) to the Company;

E. The Parties contemplate that Delaware Sub will form a British Virgin Islands company and a wholly-owned subsidiary of Delaware Sub (“BVI Sub”), which will execute the BVI Sub Joinder (as defined below) and become a Party to this Agreement;

F. The Parties desire, subject to respective Conversion Approvals and Nasdaq approval, that following the transactions contemplated by this Agreement (i) the stockholders of the Seller own 75% of the Purchaser Common Stock (as defined below) as measured based on the number of shares of Purchaser Common Stock outstanding immediately prior to the Closing and (ii) the Purchaser through wholly-owned subsidiaries own 100% of the operating Subsidiaries of the Seller;

G. The Parties now desire to enter into this Agreement, which shall amend, restate and supersede in its entirety the Prior Agreement, and pursuant to which the (i) Company shall merge with and into BVI Sub, whereupon the separate corporate existence of the Company shall cease and BVI Sub shall continue as the Surviving Company (defined below), and (ii) the Seller shall receive the Merger Consideration (as defined below), all subject to the terms and conditions set forth herein (collectively, the “Merger”);

H. The boards of directors of the Purchaser and the Seller have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies, and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

I. The Seller has received a voting and support agreement in the form attached as Exhibit A-1 hereto (the “Purchaser Support Agreement”) signed by the Purchaser and by Darren Mercer.

J. The Purchaser has received voting and support agreements in the form attached as Exhibit A-1 hereto (collectively, the “Seller Support Agreements”) signed by the Seller and, respectively, TIH (as defined below), Dozy Mmobuosi, and the other Significant Seller Holders;

K. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein);

L. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
Merger

1.1 Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, BVI Sub and the Company shall consummate the Merger, pursuant to which BVI Sub shall be merged with and into the Company, following which the separate corporate existence of the Company shall cease and BVI Sub shall continue as the surviving company. BVI Sub, as the surviving company after the Merger, is hereinafter sometimes referred to as the “Surviving Company” (provided, that references to BVI Sub or the Company for periods after the Effective Time shall include the Surviving Company).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by (i) executing and filing the Articles of Merger containing: (x) the plan of merger, containing such information as is prescribed by Section 170(2) of the BVI Act, approved by the directors and shareholders of the Company and approved by the directors and shareholder(s) of BVI Sub, with the Registrar of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and (ii) make any and all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by BVI Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger will become effective at such time as the Articles of Merger are duly registered by the BVI Registrar, or at such other date or time as the parties hereto will agree in writing (subject to the requirements of the BVI Act) and will specify in the Articles of Merger (the time the Merger becomes effective, the being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the BVI Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights, privileges, immunities, powers, objects and purposes and claims, debts, Liabilities and obligations of BVI Sub and the Company shall become the rights, privileges, immunities, powers, objects and purposes and claims, debts, Liabilities and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of BVI Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Merger Consideration. As consideration for the Merger, the Seller shall receive from the Purchaser: (i) 25,783,675 shares of Purchaser Common Stock equal to approximately 19.9% of the total issued and outstanding Purchaser Common Stock; (ii) 2,604.28 shares of Series A Preferred Stock convertible into 26,042,808 shares of Purchaser Common Stock equal to approximately 20.1% of the total issued and outstanding Purchaser Common Stock; and (iii) 46,643.83 shares of Series B Preferred Stock convertible into 466,438,345 shares of Purchaser Common Stock equal to approximately 35% of the total issued and outstanding Purchaser Common Stock (the foregoing, collectively, the “Merger Consideration”); provided, that the Merger Consideration otherwise payable to the Seller is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.11, and after the Closing is subject to reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI.

1.5 Amended Delaware Sub Charter, Amended Bylaws and Budget. At the Effective Time, the certificate of incorporation of Delaware Sub, as in effect immediately prior to the Effective Time, shall be amended and restated in a form to be mutually agreed between the Purchaser and the Seller during the Interim Period (the “Amended Delaware Sub Certificate of Incorporation”), and the bylaws of Delaware Sub, as in effect immediately prior to the Effective Time, shall be amended and restated in substantially the form of Exhibit D (the “Amended Delaware Sub Bylaws”, and collectively with the Amended Delaware Sub Certificate of Incorporation, the “Amended Delaware Sub Charter”). The Amended Delaware Sub Bylaws shall provide that the board of directors of Delaware Sub shall annually establish a budget for Delaware Sub and its direct and indirect wholly-owned subsidiaries and shall hire Delaware Sub’s Chief Executive Officer described in Section 1.7 below, who shall have the authority to hire an executive team, pay operating expenses and operate the business in accordance with such budget. Such expenses as required by Delaware Sub and in accordance with such budget for fiscal years 2024 and later shall be funded from the operating proceeds of Delaware Sub and its direct and indirect wholly-owned subsidiaries and the Purchaser shall not be required to make any equity contributions to Delaware Sub in connection with its operations. Prior to Closing, the Purchaser and the Seller shall mutually determine the 2023 annual budget of Delaware Sub. The 2023 annual budget of Delaware Sub shall be funded by the Purchaser through the Intercompany Loan. Additionally, the Amended Delaware Sub Bylaws shall permit Delaware Sub to incur debt financings in the ordinary course of business.

1.6 Tax Treatment. For U.S. federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.7 Directors and Officers of Delaware Sub. Initially, the board of directors of Delaware Sub shall be determined by the Purchaser and shall consist of the following individuals: Darren Mercer, Kenneth Denos, John Scott, John J. Brown, John May, and Peter Abbey. Dozy Mmobuosi shall serve as Chief Executive Officer of Delaware Sub pursuant to the Mmobuosi Employment Agreement, and each director and officer shall hold office in accordance with the Amended Delaware Sub Charter until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.8 Directors and Officers of Surviving Company. From and after the Effective Time, the board of directors and executive officers of the Surviving Company, shall be the directors and officers of BVI Sub as of immediately prior to the Effective Time. and each director and officer shall hold office in accordance with the Amended Delaware Sub Charter until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.9 Purchaser Certificate of Incorporation.

(a) Effective upon the Effective Time, the Purchaser shall (i) designate in a certificate of designation, in substantially the form attached as Exhibit C-1, the Series A Preferred Stock and (ii) designate in a certificate of designation, in substantially the form attached as Exhibit C-2, the Series B Preferred Stock From and after the Effective Time, the Purchaser shall invite up to two (2) representatives of the Seller to attend, in a non-voting observer capacity, all meetings of the Post-Closing Purchaser Board, provided that the Purchaser may require any such observer to execute and deliver such written undertakings to the Purchaser relating to confidentiality and other matters relating to the observer’s capacity as such as the Purchaser may reasonably request and in a form reasonably acceptable to the Purchaser and the Seller.

(b) To the extent the Purchaser, in its discretion, deems it necessary or appropriate for the purpose of facilitating compliance with Nasdaq listing requirements, the Purchaser may undertake prior to or in conjunction with the Closing or at any time when shares of the Series A Preferred Stock or Series B Preferred Stock remain outstanding, to effect a reverse stock split of the then issued and outstanding shares of Purchaser, at a ratio to be determined by the Purchaser, which shall be a Permitted Split.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of BVI Sub and the Company, the officers and directors of the Company and BVI Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.11 Escrow.

(a) At or prior to the Closing, the Purchaser Representative, the Seller Representative and a third-party escrow agent mutually acceptable to the Purchaser and the Seller, as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Seller (the “Escrow Agreement”), pursuant to which the Purchaser shall issue to the Escrow Agent on the Closing Date, a number of shares equal to five percent (5%) of each of the shares of (i) Purchaser Common Stock, (ii) Series A Preferred Stock, and (iii) Series B Preferred Stock to be transferred as part of the Merger Consideration (all of the foregoing, collectively, the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Securities”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with Article VI hereof and the Escrow Agreement. The Escrow Property shall serve as the sole source of payment for the obligations of the Seller pursuant to Article VI (other than for Fraud Claims). Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the Merger Consideration received by the Seller pursuant to Article I hereof.

(b) The Escrow Property shall not be subject to any indemnification claim with respect the extent made after the date that is two (2) years after the Closing Date (the “Escrow Expiration Date”); provided, however, with respect to any indemnification claims made in accordance with Article VI hereof (including with respect to the required timing of Claim Notices) that remain unresolved at the time of the Escrow Expiration Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by the Purchaser Representative under Article VI and the Purchaser Share Price as of the Escrow Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved and paid pursuant to the provisions of Article VI. After the Escrow Expiration Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Seller. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any remaining Escrow Property remaining in the Escrow Account to the Seller.

1.12 Effect of Transaction on Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of the Seller or the Purchaser Entities (as defined below), each share of stock of the Company outstanding immediately prior to the Effective Time shall cease to exist and the shares of BVI Sub shall thereafter constitute the only outstanding shares of capital stock of the Surviving Company.

Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP, counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by the Purchaser and the Seller, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Seller may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER ENTITIES

Except as set forth in (i) the disclosure schedules delivered by the Purchaser and Delaware Sub to the Seller on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Article III to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the Purchaser SEC Reports that are available on the SEC’s web site through EDGAR, the Purchaser, Delaware Sub, and BVI Sub (each a “Purchaser Entity” and when taken together, the “Purchaser Entities”) represent and warrant to the Seller, as of the date hereof (except in the case of BVI Sub, which represents and warrants from the BVI Sub Joinder Date) and as of the Closing, as follows:

3.1 Organization and Standing. Each of the Purchaser, Delaware Sub and BVI Sub (from the BVI Sub Joinder Date) is duly incorporated or organized (as the case may be), validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Purchaser Entity has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Purchaser Entity is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each Purchaser Entity has heretofore made available to the Seller accurate and complete copies of its Organizational Documents, as currently in effect. Each Purchaser Entity is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each Purchaser Entity has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform each Purchaser Entity’s respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval and the Conversion Approvals. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of each Purchaser Entity, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of any Purchaser Entity is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement (except in each case as it relates to BVI Sub, from the BVI Sub Joinder Date), each Purchaser Entity’s board of directors, by resolutions adopted at a meeting duly called and held or by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of each Purchaser Entity’s stockholders in accordance with the Delaware General Corporation Law (as amended, the “DGCL”) and the BVI Act, as applicable, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL and the BVI Act, as applicable, and each Purchaser Entity’s Organizational Documents, (iii) resolved to recommend that the Purchaser’s stockholders vote in favor of the approval of this Agreement, the Merger and the other Purchaser Stockholder Approval Matters in accordance with the DGCL and the BVI Act, as applicable, and the Purchaser’s Organizational Documents (the “Purchaser Recommendation”) and (iv) directed that this Agreement and the other Purchaser Stockholder Approval Matters be submitted to the Purchaser’s stockholders for their approval and adoption. This Agreement has been, and each Ancillary Document to which a Purchaser Entity is a party shall be, when delivered, duly and validly executed and delivered by the corresponding Purchaser Entity and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the corresponding Purchaser Entity, enforceable against that Purchaser Entity in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser Support Agreements, when delivered by the Purchaser, will be in full force and effect.

3.3 Capitalization.

(a) The authorized shares of the Purchaser consist of (i) 250,000,000 shares of common stock with a par value of $0.001 per share (the “Purchaser Common Stock”), of which 129,566,207 shares are issued and outstanding as of the date hereof; and (ii) 5,000,000 preferred shares with a par value of $0.001 per share, of which no shares are issued and outstanding; provided that, upon the effectiveness of the Amended Purchaser Certificate of Incorporation, the authorized capital stock of the Purchaser shall be as set forth therein. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.3(a). All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. All of the outstanding Purchaser Securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.

(b) Prior to giving effect to the Merger, Delaware Sub is authorized to issue 1,000 shares of common stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser.

(c) Except as set forth in Schedule 3.3(a) or Schedule 3.3(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive, first refusal, first offer or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.3(c), there are no stockholders agreements, proxies, voting trusts or other agreements or understandings to which the Purchaser is a party (or, to the Purchaser’s Knowledge, to which it is not a party) with respect to the voting of any shares of the Purchaser.

(d) All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.3(d). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

3.4 Subsidiaries. Schedule 3.4 sets forth the name of each Subsidiary of the Purchaser, and with respect to each Purchaser (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. Except as otherwise described in Schedule 3.4, all of the outstanding equity securities of each Subsidiary of the Purchaser are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Purchaser or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and applicable securities Laws). There are no Contracts to which the Purchaser or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Purchaser other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Purchaser is a party or which are binding upon any Subsidiary of the Purchaser providing for the issuance or redemption of any equity interests of any Subsidiary of the Purchaser. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Purchaser. No Subsidiary of the Purchaser has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to the Purchaser or another Subsidiary of the Purchaser. Except for the equity interests of the Subsidiaries listed on Schedule 3.4, other than pursuant to this Agreement, the Purchaser does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Purchaser or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. Except as set forth on Schedule 3.4, there are no outstanding contractual obligations of the Purchaser or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.5 Governmental Approvals. Except as otherwise described in Schedule 3.5, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.6 Non-Contravention. Except as otherwise described in Schedule 3.6, the execution and delivery by the Purchaser Entities of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser Entities of the transactions contemplated hereby and thereby, and compliance by the Purchaser Entities with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Organizational Documents any of the Purchaser Entities, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.5 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser Entities or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Purchaser Entity under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Purchaser Entity under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.7 SEC Filings and Purchaser Financials.

(a) Except as set forth on Schedule 3.7, the Purchaser, since January 1, 2020, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Seller copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “Purchaser SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Purchaser Public Certifications”). The Purchaser SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of Purchaser SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Purchaser SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Purchaser Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Purchaser SEC Reports. None of the Purchaser SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigations as of the date of this Agreement. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or threatened in writing against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the Purchaser SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved; (ii) contain and reflect all necessary adjustments and accruals for a fair representations of the Purchaser’s financial condition as of their dates; (iii) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Purchaser with respect to the periods then ended; and (iv) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable, which are not expected to be material in amount).

(c) The Purchaser is not subject to any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the Purchaser Financials or (ii) not material and that were incurred since the most recent Purchaser Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any law).

3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since January 1, 2022, the Purchaser has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3(b) (without giving effect to Schedule 5.3) if such action were taken on or after the date hereof without the consent of the Seller.

3.9 Compliance with Laws. The Purchaser is not and has not been in material conflict or material non-compliance with, or in material default or violation of, nor has the Purchaser received, since January 1, 2017, any written or, to the Knowledge of the Purchaser, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

3.10 Purchaser Permits. The Purchaser and its Subsidiaries (and their employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Purchaser or any Subsidiary) hold all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Purchaser Permits”). The Purchaser has made available to the Seller true, correct and complete copies of all material Purchaser Permits, all of which material Purchaser Permits are listed on Schedule 3.10. All of the Purchaser Permits are in full force and effect, and no suspension or cancellation of any of the Purchaser Permits is pending or threatened in writing, and none of the Purchaser Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Neither the Purchaser nor any Subsidiary is in violation in any material respect of the terms of any Purchaser Permit, and neither the Purchaser nor its Subsidiaries have received any written notice of any Actions relating to the revocation or modification of any Purchaser Permit.

3.11 Litigation. Except as described on Schedule 3.11, there is no (a) Action of any nature currently pending or, to the Purchaser’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Purchaser’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Purchaser or any Subsidiary, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Purchaser or a Subsidiary must be related to the Purchaser’s or Subsidiary’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 3.11, if finally determined adversely to the Purchaser or any Subsidiary, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Purchaser or any Subsidiary. In the past five (5) years, none of the current or former officers, senior management or directors of the Purchaser or any Subsidiary have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

3.12 Material Contracts.

(a) Schedule 3.12 sets forth a true, correct and complete list of, and the Purchaser has made available to the Seller, true, correct and complete copies of, each Contract to which any Purchaser Entity is a party or by which any Purchaser Entity, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 3.12, a “Purchaser Material Contract”) that:

(i) contains covenants that limit the ability of the Purchaser or any Subsidiary (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Purchaser or any Subsidiary having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Purchaser or any Subsidiary or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Purchaser or any Subsidiary or their business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Purchaser and its Subsidiaries under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) obligates the Purchaser and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $200,000;

(ix) is between the Purchaser or any Subsidiary and any directors, officers or employees of the Purchaser or any Subsidiary (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Purchaser Related Person;

(x) obligates the Purchaser and its Subsidiaries to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xi) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Purchaser or any Subsidiary has outstanding obligations (other than customary confidentiality obligations);

(xii) provides another Person (other than a Subsidiary of the Purchaser, or any manager, director or officer of the Purchaser or any Subsidiary) with a power of attorney;

(xiii) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from the Purchaser or any Subsidiary, other than Off-the-Shelf Software;

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Seller as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Purchaser was the registrant; or

(xv) is otherwise material to the Purchaser and its Subsdiaries and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 3.12(b), with respect to each Purchaser Material Contract: (i) such Purchaser Material Contract is valid and binding and enforceable in all material respects against the Purchaser or any Subsidiary party thereto and, to the Knowledge of the Purchaser, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Purchaser Material Contract in any material respect; (iii) neither the Purchaser nor any Subsidiary is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Purchaser or any Subsidiary, or permit termination or acceleration by the other party thereto, under such Purchaser Material Contract; (iv) to the Knowledge of the Purchaser, no other party to such Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Purchaser or any Subsidiary, under such Purchaser Material Contract; (v) neither the Purchaser nor any Subsidiary has received written notice of an intention by any party to any such Purchaser Material Contract that provides for a continuing obligation by any party thereto to terminate such Purchaser Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Purchaser or any Subsidiary in any material respect; and (vi) neither the Purchaser nor any Subsidiary has waived any material rights under any such Purchaser Material Contract.

3.13 Intellectual Property.

(i) Schedule 3.13(a) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by ab Purchaser or otherwise used or held for use by the Purchaser in which Purchaser is the owner, applicant or assignee (“Purchaser Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by the Purchaser. Schedule 3.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Purchaser IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Purchaser IP Licenses” as that term is used herein), under which the Purchaser is a licensee or otherwise is authorized to use or practice any Intellectual Property, and such Purchaser IP Licenses describe all such Intellectual Property licenses under such Purchaser IP Licenses. The Purchaser owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by the Purchaser, except for the Intellectual Property that is the subject of the Purchaser IP Licenses. To the Knowledge of the Purchaser, no item of Purchaser Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Purchaser Registered IP, the Purchaser has obtained valid assignments of inventions from each inventor and have been prepared without material defects in form or substance and are being prosecuted diligently in accordance with all duty of disclosure obligations. To the Knowledge of the Purchaser, all other Purchaser Registered IP and material unregistered Intellectual Property owned or purported to be owned by the Purchaser is valid and enforceable. Except as set forth on Schedule 3.13(a)(iii), all Purchaser Registered IP is owned exclusively by the Purchaser without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Purchaser Registered IP, and the Purchaser has recorded assignments of all Purchaser Registered IP.

(b) Purchaser has a valid and enforceable license to use all Intellectual Property that is the subject of the Purchaser IP Licenses. To the Knowledge of the Purchaser, the Purchaser IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the business of the Purchaser as presently conducted. The Purchaser has performed all obligations imposed on it in the Purchaser IP Licenses, has made all payments required to date, and the Purchaser is not, nor is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Purchaser of the Intellectual Property that is the subject of the Purchaser IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Purchaser other than by any applicable terms regarding term and renewal of such licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to Purchaser are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all current applications to register any Copyrights, Patents and Trademarks are pending and in good standing, and being diligently prosecuted, all without challenge of any kind other than office actions or similar administrative refusals in the ordinary course of seeking governmental recognition of such rights. The Purchaser is not party to any Contract that requires the Purchaser to assign to any Person all of its rights in any Intellectual Property developed by the Purchaser under such Contract.

(c) Schedule 3.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which Purchaser is the licensor (each, an “Purchaser Outbound IP License”). The Purchaser has performed all obligations imposed on it in the Purchaser Outbound IP Licenses, and the Purchaser is not, nor, to the Knowledge of the Purchaser, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or threatened in writing against Purchaser that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by or licensed to the Purchaser, nor, to the Knowledge of the Purchaser, is there any reasonable basis for any such Action. The Purchaser has not received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Purchaser, nor to the Knowledge of the Purchaser is there a reasonable basis therefor. There are no Orders to which Purchaser is a party or its otherwise bound that (i) restrict the rights of the Purchaser to use, transfer, license or enforce any Intellectual Property owned by the Purchaser, (ii) restrict the conduct of the business of the Purchaser in order to accommodate a third Person’s Intellectual Property, or (iii) other than any applicable Purchaser Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Purchaser. To the Knowledge of the Purchaser, the Purchaser is not currently nor will be infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with operating the business of the Purchaser as presently conducted or contemplated to be conducted or in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Purchaser or, to the Knowledge of the Purchaser, otherwise in connection with the conduct of the respective businesses of the Purchaser. To the Purchaser’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Purchaser in any material respect.

(e) Except as set forth on Schedule 3.13(e), all officers, directors, employees and independent contractors of the Purchaser (and each of their respective Affiliates) are obligated to assign and have assigned to the Purchaser all Intellectual Property arising from the services performed for Purchaser by such Persons and all such assignments of Purchaser Registered IP have been recorded. No current or former officers, employees or independent contractors of the Purchaser have claimed any ownership interest in any Intellectual Property owned by the Purchaser. To the Knowledge of the Purchaser, there has been no violation of the Purchaser’s policies or practices related to protection of the Purchaser or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Purchaser. The Purchaser has made available to the Seller true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to Purchaser. To the Purchaser’s Knowledge, none of the employees of Purchaser is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Purchaser, or that would materially conflict with the business of Purchaser as presently conducted or contemplated to be conducted. The Purchaser has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Purchaser IP.

(f) To the Knowledge of the Purchaser, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of Purchaser, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Purchaser. The Purchaser has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Purchaser has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Purchaser, or (ii) any Purchaser IP License.

3.14 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.14(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.15 Real Property. Schedule 3.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Purchaser or any Subsidiary for the operation of its business, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Purchaser Real Property Leases”), as well as the current annual rent and term under each Purchaser Real Property Lease. The Purchaser has provided to the Seller a true and complete copy of each of the Purchaser Real Property Leases. The Purchaser Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by Enforcement Exceptions). To the Knowledge of the Purchaser, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Purchaser or any other party under any of the Purchaser Real Property Leases, and neither the Purchaser nor any Subsidiary has received notice of any such condition. Neither the Purchaser nor any Subsidiary owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Purchaser Real Property Leases).

3.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Purchaser or any Subsidiary with a book value or fair market value of greater than $50,000 is set forth on Schedule 3.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Purchaser Personal Property Leases”). Except as set forth in Schedule 3.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Purchaser and its Subsidiaries. The operation of the Purchaser’s and its Subsidiaries’ business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than the Purchaser and its Subsidiaries, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Purchaser and its Subsidiaries. The Purchaser has provided to the Seller a true and complete copy of each of the Purchaser Personal Property Leases. The Purchaser Personal Property Leases are valid, binding and enforceable in accordance with their terms (except, in each case, as such enforcement may be limited by Enforcement Exceptions) and are in full force and effect in all material respects. To the Knowledge of the Purchaser, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Purchaser, any of its Subsidiaries or any other party under any of the Purchaser Personal Property Leases, and neither the Purchaser nor any Subsidiary has received notice of any such condition.

3.17 Title to and Sufficiency of Assets. The Purchaser and each Subsidiary has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of March 31, 2022 and (d) Liens set forth on Schedule 3.17. The assets (including Intellectual Property rights and contractual rights) of the Purchaser constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Purchaser as it is now conducted or that are used or held by the Purchaser for use in the operation of the business of the Purchaser, and taken together, are adequate and sufficient for the operation of the business of the Purchaser as currently conducted.

3.18 Employee Matters.

(i) Neither the Purchaser nor any Subsidiary is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of the Purchaser or any Subsidiary, and the Purchaser has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Purchaser, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 3.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or threatened in writing between the Purchaser or any Subsidiary and Persons employed by or providing services as independent contractors to the Purchaser or any Subsidiary. No current officer or key employee of the Purchaser or any Subsidiary has provided the Purchaser or any Subsidiary written notice of his or her plan to terminate his or her employment with the Purchaser or any Subsidiary. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Purchaser Entity employees has occurred since January 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2020, neither the Purchaser nor any Subsidiary has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

(b) The Purchaser and each Subsidiary thereof (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against the Purchaser or any Subsidiary, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or threatened in writing against the Purchaser or a Subsidiary brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Purchaser has provided the Seller with a complete and accurate list as of the date hereof of all employees of the Purchaser Entities showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Purchaser or its Subsidiaries)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 3.18(c), (A) no employee is a party to a written employment Contract with the Purchaser or any Subsidiary and each is employed “at will”, and (B) the Purchaser and its Subsidiaries have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and neither the Purchaser nor any Subsidiary has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 3.18(c), each employee of the Purchaser and its Subsidiaries has entered into the Purchaser’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Purchaser or a Subsidiary (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Seller by the Purchaser.

(d) Schedule 3.18(d) contains a list of all independent contractors (including consultants) currently engaged by the Purchaser or a Subsidiary, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 3.18(d), all of such independent contractors are a party to a written Contract with the Purchaser or a Subsidiary. Except as set forth on Schedule 3.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with the Purchaser or a Subsidiary, a copy of which has been provided to the Seller by the Purchaser. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the past six (6) years, have been, engaged by the Purchaser or a Subsidiary are bona fide independent contractors and not employees of the Purchaser or a Subsidiary. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of the Purchaser or any Subsidiary to pay a material amount in severance or a termination fee.

3.19 Benefit Plans.

(i) Set forth on Schedule 3.19(a) is a true and complete list of each material Benefit Plan of the Purchaser and its Subsidiaries (each, a “Purchaser Benefit Plan”). With respect to each Purchaser Benefit Plan, there are no funded benefit obligations for which contributions have not been materially made or properly accrued and there are no material unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Purchaser Financials. Except as set forth on Schedule 3.19(a), neither the Purchaser nor any Subsidiary or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code other than with the Purchaser or another Subsidiary, nor does the Purchaser or any Subsidiary have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(ii) Each Purchaser Benefit Plan in all material respects is and has been operated in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Purchaser Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) is funded through a trust exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Purchaser, no fact exists which could adversely affect the qualified status of such Purchaser Benefit Plans or the exempt status of such trusts.

(iii) With respect to each Purchaser Benefit Plan, the Purchaser has made available to the Seller accurate and complete copies, if applicable, of: (i) all Purchaser Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material written communications between the Purchaser or any Subsidiary or any Purchaser Benefit Plan and any Governmental Authority and relating to a Purchaser Benefit Plan within six (6) years preceding the date of this Agreement.

(iv) With respect to each Purchaser Benefit Plan: (i) such Purchaser Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) neither the Purchaser nor any Subsidiary nor any employee, officer or director thereof that is a fiduciary (under ERISA) with respect to such Purchaser Benefit Plan has breached any of its fiduciary responsibilities, obligations or duties imposed on it by ERISA; (iii) no Action is pending or threatened in writing (other than routine claims for benefits arising in the ordinary course of administration); (iv) nothing has occurred with respect to any Purchaser Benefit Plan that has subjected the Purchaser or any Subsidiary to any material penalty under Section 502 of ERISA or Section 4975 of the Code; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Purchaser Financials.

(v) No Purchaser Benefit Plan is, and neither the Purchaser or any Subsidiary or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent Liability under or with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code. To the Purchaser’s Knowledge, no Purchaser Benefit Plan will become a multiple employer plan with respect to any Purchaser Entity immediately after the Closing Date. Neither the Purchaser nor any Subsidiary currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, any Person or entity (whether or not incorporated) that is under common control or treated as one employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(vi) There is no arrangement under any Purchaser Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Purchaser Entities and no arrangement exists pursuant to which the Purchaser or any Subsidiary will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(vii) With respect to each Purchaser Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of the Purchaser or any Subsidiary beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Purchaser and each Subsidiary has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(viii) Except as set forth on Schedule 3.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. Neither the Purchaser nor any Subsidiary has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(ix) Each Purchaser Benefit Plan that constitutes, in any part, a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is listed on Schedule 3.19(i) and has been, in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. There is no Contract or plan to which the Purchaser or any Subsidiary is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes incurred pursuant to Section 409A of the Code.

3.20 Environmental Matters. Except as set forth in Schedule 3.20:

(a) Each of the Purchaser and its Subsidiaries is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Purchaser’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance in all material respects with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) Neither the Purchaser nor any of its Subsidiaries is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. Neither the Purchaser nor any Subsidiary has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending or threatened in writing against the Purchaser or any Subsidiary or any assets of the Purchaser or any Subsidiary alleging either or both that the Purchaser or any Subsidiary may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) Neither the Purchaser nor any Subsidiary has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of the Purchaser or any Subsidiary or any property currently or formerly owned, operated, or leased by the Purchaser or any Subsidiary or any property to which a Purchaser Entity arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Purchaser or any Subsidiary incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of the Purchaser or any Subsidiary or, to the Purchaser’s Knowledge, previously owned, operated, or leased property of the Purchaser or any Subsidiary pending or threatened in writing that would lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Purchaser, there is not located at any of the properties of the Purchaser or any Subsidiary any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Purchaser has provided to the Seller all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Purchaser or any Subsidiary.

3.21 Transactions with Related Persons. Except as set forth on Schedule 3.21, neither Purchaser nor its Subsidiaries, nor, with respect of the foregoing, any of its officers, directors, managers, employees, trustee or beneficiary of Purchaser or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Purchaser Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with Purchaser, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Purchaser), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Purchaser in the ordinary course of business consistent with past practice) any Purchaser Related Person or any Person in which any Purchaser Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Purchaser Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 3.21, neither the Purchaser nor any Subsidiary has outstanding any Contract or other arrangement or commitment with any Purchaser Related Person, and no Purchaser Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of Purchaser. The assets of the Purchaser do not include any receivable or other obligation from a Purchaser Related Person, and the liabilities of the Purchaser do not include any payable or other obligation or commitment to any Purchaser Related Person.

3.22 Purchaser Insurance.

(a) Schedule 3.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or any of its Subsidiaries relating to the Purchaser or its Subsidiaries or their respective businesses, properties, assets, directors, officers and employees, copies of which have been provided to the Seller. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser and it Subsidiaries are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. Neither the Purchaser nor any Subsidiary has any self-insurance or co-insurance programs. Since January 1, 2020, neither the Purchaser nor any Subsidiary has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 3.22(b) identifies each individual insurance claim in excess of $50,000 made by the Purchaser or any Subsidiary since January 1, 2020. Each of the Purchaser and its Subsidiaries has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Purchaser and its Subsidiaries. To the Knowledge of the Purchaser, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Neither the Purchaser nor any of its Subsidiaries has made any claim against an insurance policy as to which the insurer is denying coverage.

3.23 Top Purchaser Customers and Top Purchaser Suppliers. Schedule 3.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through March 31, 2022, the ten (10) largest customers of the Purchaser and its Subsidiaries (the “Top Purchaser Customers”) and the ten largest suppliers of goods or services to the Purchaser and its Subsidiaries (the “Top Purchaser Suppliers”), along with the amounts of such dollar volumes. The relationships of the Purchaser and its Subsidiaries with such suppliers and customers are good commercial working relationships and (i) no Top Purchaser Supplier or Top Purchaser Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Purchaser’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Purchaser or its Subsidiaries, (ii) no Top Purchaser Supplier or Top Purchaser Customer has during the last twelve (12) months decreased materially or, to the Purchaser’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Purchaser or its Subsidiaries or intends to stop, decrease or limit materially its products or services to the Purchaser or its Subsidiaries or its usage or purchase of the products or services of the Purchaser or its Subsidiaries, (iii) to the Purchaser’s Knowledge, no Top Purchaser Supplier or Top Purchaser Customer intends to refuse to pay any amount due to the Purchaser or its Subsidiaries or seek to exercise any remedy against the Purchaser or its Subsidiaries, (iv) neither the Purchaser nor any Subsidiary has within the past two (2) years been engaged in any material dispute with any Top Purchaser Supplier or Top Purchaser Customer, and (v) to the Purchaser’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of the Purchaser or any Subsidiary with any Top Purchaser Supplier or Top Purchaser Customer.

3.24 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or threatened in writing.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.25 Finders and Brokers. Except as set forth on Schedule 3.25, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser Entities or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.26 Investment Company Act. The Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.27 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Seller set forth in this Agreement and in any certificate delivered to the Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Purchaser, or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to the Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Proxy Statement.

3.28 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or the Seller or any of their Affiliates.

3.29 Ownership of Merger Consideration. All shares of (i) Purchaser Common Stock, (ii) Series A Preferred Stock, and (iii) Series B Preferred Stock to be issued and delivered to the Seller shall be issued in compliance with all applicable securities Laws and, upon issuance and delivery of such stock, be fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Company Lock-Up Agreement, the Escrow Agreement, the corresponding certificate of designations and any Liens incurred by the Seller, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal or first offer.

3.30 Delaware Sub and BVI Sub Activities. Since their formation, each of Delaware Sub and BVI Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person (except for Delaware Sub’s ownership of BVI Sub) and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, neither Delaware Sub nor BVI Sub is a party to or bound by any Contract.

3.31 No Other Representations. Except for the representations and warranties expressly made by the Purchaser Entities in this Article III (as modified by the Purchaser Disclosure Schedules and the Purchaser SEC Reports) or as expressly set forth in an Ancillary Document, none of the Purchaser Entities nor any other Person on their behalf makes any express or implied representation or warranty with respect to any Purchaser Entity or their business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and each Purchaser Entity hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser Entities or any of their Representatives. Except for the representations and warranties expressly made by the Purchaser Entities in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser Entities hereby expressly disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Seller or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Seller or any of its Representatives by any Representative of the Purchaser Entities), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser Entities.

Article IV
REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY AND SELLER

Except as set forth in (i) the disclosure schedules delivered by the Seller to the Purchaser on the date hereof (the “Seller Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Seller Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Article IV to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the Seller SEC Reports that are available on the SEC’s web site through EDGAR, the Seller and, from the Company Joinder Date, the Company hereby represent and warrant to the Purchaser, as of the date hereof (and, with respect to the Seller and Company Signing Reps, the Seller represents and warrants as of the date hereof and the Company represents and warrants as of the Company Joinder Date) and as of the Closing, as follows:

4.1 Organization and Standing. The Seller and each Subsidiary of the Seller, and (from the Company Joinder Date) the Company, is an entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or limited liability company (as the case may be) power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Entity is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 4.1 lists all jurisdictions in which any Target Entity is qualified to conduct business and all names other than its legal name under which any Target Entity does business. The Seller has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Entity is in violation of any provision of its Organizational Documents in any material respect.

4.2 Each of the Seller and Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Seller’s and Company’s respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Seller Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Seller and Company, and (b) other than the Required Seller Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Seller or the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which each of the Seller and Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Seller or the Company, as applicable, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Seller or the Company, as applicable, enforceable against the Seller or the Company, as applicable, in accordance with its terms, subject to the Enforceability Exceptions. On or prior to the date of this Agreement, each of the Seller’s and Company’s boards of directors, by resolutions adopted at a meeting duly called and held or by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Seller’s or the Company’s stockholders in accordance with the BVI Act or NRS, as applicable; (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the BVI Act or NRS, and the Seller’s or the Company’s Organizational Documents, in each case as applicable; (iii) resolved to recommend that the Seller’s and the Company’s stockholders vote in favor of the approval of this Agreement, in accordance with the BVI Act and NRS, as applicable; and (iv) resolved to recommend that the Seller’s stockholders adopt and approve this Agreement and the other matters required for the Required Seller Stockholder Approval (the “Seller Recommendation”). The Seller Support Agreements, when delivered by the Seller, will include holders of Seller Stock representing at least the Required Seller Stockholder Approval, and such Seller Support Agreements, when delivered by the Seller and Company, will be in full force and effect.

4.3 Capitalization.

(a) The Seller is authorized to issue (i) 2,250,000,000 shares of Seller Class A Common Stock, of which 1,227,516,211 shares are issued and outstanding; (ii) 200,000,000 shares of Seller Class B Common Stock, of which 65,000,000 shares are issued and outstanding; and (iii) 50,000,000 shares of Seller Preferred Stock, of which no shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Seller Stock and other equity interests of the Seller are set forth on Schedule 4.3(a), all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Seller Charter and applicable securities Laws. All of the outstanding shares of Seller Stock have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable Law, the Seller Charter or any Contract to which the Seller is a party or by which it or its securities are bound. The Seller holds no shares or other equity interests of the Seller in its treasury. None of the outstanding shares or other equity interests of the Seller were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Seller Preferred Stock are as stated in the Seller Charter and as provided by the NRS.

(b) Other than as set forth on Schedule 4.3(b), there are no other Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Seller, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized stock option, restricted stock, equity appreciation, phantom equity or similar rights or plans with respect to the Company. There are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor, except as set forth on Schedule 4.3(b), has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and, no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Seller Financials, since January 1, 2020, no Target Entity has declared or paid any distribution or dividend in respect of its equity interests and no Target Entity has repurchased, redeemed or otherwise acquired any equity interests in another Target Entity, and the board of directors of the Company has not authorized any of the foregoing.

(d) No Seller Stockholder is entitled to exercise appraisal, dissenter’s or similar rights pursuant to Section 92A.300 et seq. of the NRS or any other Law with respect to the transactions contemplated by this Agreement or the Ancillary Documents.

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Seller, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Seller are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Seller or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and applicable securities Laws). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Seller other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Seller. No Subsidiary of the Seller has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Entity. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Seller does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Seller or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement (unless contemplated pursuant to this Agreement). Except as set forth on Schedule 4.4, there are no outstanding contractual obligations of the Seller or its Subsidiaries (except as may be contemplated pursuant to this Agreement) to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Entity is required to be obtained or made in connection with the execution, delivery or performance by the Seller or the Company of this Agreement or any Ancillary Documents or the consummation by the Seller or the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with OTC Markets or the SEC with respect to the transactions contemplated by this Agreement, or (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, be or reasonably be expected to be material to the Target Entities, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Seller or the Company (or any other Target Entity, as applicable) of this Agreement and each Ancillary Document to which any Target Entity is or is required to be a party or otherwise bound, and the consummation by any Target Entity of the transactions contemplated hereby and thereby and compliance by any Target Entity with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Entity’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Entity or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Entity under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Entity under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, be or reasonably be expected to be material to the Target Entities, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.7 SEC Filings and Seller Financials.

(a) The Seller has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Seller with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Seller has delivered to the Purchaser copies in the form filed with the SEC of all of the following: (i) the Seller’s annual reports on Form 10-K for the past fiscal year, (ii) the Seller’s quarterly reports on Form 10-Q for each fiscal quarter from and after August 15, 2021, that the Seller filed such reports to disclose its quarterly financial results in each of the fiscal years of the Seller referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Seller with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively (and including the Amended Seller SEC Reports once filed), the “Seller SEC Reports”), and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Seller Public Certifications”). The Seller SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of Seller SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Seller SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Seller Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Seller SEC Reports. None of the Seller SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigations as of the date of this Agreement. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Seller Common Stock is listed on the OTC Markets, (B) the Seller has not received any written deficiency notice from the OTC Markets relating to the continued listing requirements of such Seller Common Stock, (C) there are no Actions pending or threatened in writing against the Seller by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Seller Common Stock on the OTC Markets and (D) such Seller Common Stock is compliance with all of the applicable corporate governance rules of the OTC Markets.

(b) As used herein, the term “Seller Financials” means (i) the audited consolidated financial statements of the Target Entities (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Entities as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in stockholders’ equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards, and (ii) the unaudited consolidated financial statements of the Target Entities, consisting of the consolidated balance sheet of the Target Entities as of March 31, 2022 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in stockholder equity and statement of cash flows for the three (3) months then ended. Except to the extent contained in the Seller SEC Reports and available on the SEC’s web site through EDGAR, true and correct copies of the Seller Financials have been provided to the Purchaser. The Seller Financials (i) accurately reflect the books and records of the Target Entities as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which are not expected to be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder including Regulation S-X or Regulation S-K, as applicable, and (iv) fairly present in all material respects the consolidated financial position of the Target Entities as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Entities for the periods indicated. No Target Entity other than the Seller has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(c) All of the financial books and records of the Target Entities are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance in all material respects with applicable Laws. No Target Entity has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Entity. In the past five (5) years, no Subsidiary or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Subsidiary or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Subsidiary has engaged in questionable accounting or auditing practices. Since August 15, 2021, neither the Seller nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Seller or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Seller has engaged in questionable accounting or auditing practices.

(d) The Target Entities do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(d), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations through the date of this Agreement) with respect to such Indebtedness. True, complete and correct copies of all Contracts representing Indebtedness have been made available to Purchaser for review by the Purchaser.

(e) Except as set forth on Schedule 4.7(e), no Target Entity is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Seller and its Subsidiaries as of the Interim Balance Sheet Date contained in the Seller Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since January 1, 2022, each Target Entity has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. No Subsidiary is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Subsidiary received, since January 1, 2017, any written or, to the Knowledge of the Seller, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected. The Seller Group is not nor has it been in material conflict or material non-compliance with, or in material default or violation of, nor has the Seller Group received, since August 15, 2021, any written or, to the Knowledge of the Seller, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Entity (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Entity), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Seller Group has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or threatened in writing, and none of the Company Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby. No Target Entity is in violation in any material respect of the terms of any Company Permit, and no Target Entity has received any written notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Seller’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Seller’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Entity, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Entity must be related to the Target Entity’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Entities, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Entity. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Entity have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser, true, correct and complete copies of, each Contract to which any Target Entity is a party or by which any Target Entity, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Entity (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Entity having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Entity or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Entity, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Entities under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) is with any Top Company Customer or Top Company Supplier;

(ix) obligates the Target Entities to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $200,000;

(x) is between any Target Entity and any directors, officers or employees of a Target Entity (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Company Related Person;

(xi) obligates the Target Entities to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Entity has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Entity or any manager, director or officer of any Target Entity) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Entity, other than Off-the-Shelf Software;

(xv) that will be required to be filed with the Proxy Statement under applicable SEC requirements or would otherwise be required to be filed by the Seller as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Seller was the registrant; or

(xvi) is otherwise material to any Target Entity and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Entity party thereto and, to the Knowledge of the Seller, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Entity is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Entity, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Seller, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Entity, under such Company Material Contract; (v) no Target Entity has received written notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Entity in any material respect; and (vi) no Target Entity has waived any material rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by a Target Entity or otherwise used or held for use by a Target Entity in which a Target Entity is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Entity. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Off-the-Shelf Software, which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Entity is a licensee or otherwise is authorized to use or practice any Intellectual Property, and such Company IP Licenses describe all such Intellectual Property licenses under such Company IP Licenses. Each Target Entity owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Entity, except for the Intellectual Property that is the subject of the Company IP Licenses. To the Knowledge of the Seller, no item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Entities have obtained valid assignments of inventions from each inventor and have been prepared without material defects in form or substance and are being prosecuted diligently in accordance with all duty of disclosure obligations. To the Knowledge of the Target Entities, all other Company Registered IP and material unregistered Intellectual Property owned or purported to be owned by a Target Entity is valid and enforceable. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Entity without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Entity has recorded assignments of all Company Registered IP.

(b) Each Target Entity has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Entity. To the Knowledge of the Seller, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Entities as presently conducted. Each Target Entity has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Entity is not, nor is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Entities of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Entity other than by any applicable terms regarding term and renewal of such licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Entity are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all current applications to register any Copyrights, Patents and Trademarks are pending and in good standing, and being diligently prosecuted, all without challenge of any kind other than office actions or similar administrative refusals in the ordinary course of seeking governmental recognition of such rights. No Target Entity is party to any Contract that requires a Target Entity to assign to any Person all of its rights in any Intellectual Property developed by a Target Entity under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Entity is the licensor (each, a “Company Outbound IP License”). Each Target Entity has performed all obligations imposed on it in the Company Outbound IP Licenses, and such Target Entity is not, nor, to the Knowledge of the Seller, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or threatened in writing against a Target Entity that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by or licensed to the Target Entities, nor, to the Knowledge of the Seller, is there any reasonable basis for any such Action. No Target Entity has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Entity, nor to the Knowledge of the Seller is there a reasonable basis therefor. There are no Orders to which any Target Entity is a party or its otherwise bound that (i) restrict the rights of a Target Entity to use, transfer, license or enforce any Intellectual Property owned by a Target Entity, (ii) restrict the conduct of the business of a Target Entity in order to accommodate a third Person’s Intellectual Property, or (iii) other than any applicable Company Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Entity. To the Knowledge of the Seller, no Target Entity is currently or will be infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with operating the business of any Target Entity as presently conducted or contemplated to be conducted or in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Entity or, to the Knowledge of the Seller, otherwise in connection with the conduct of the respective businesses of the Target Entities. To the Seller’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Entity (“Company IP”) in any material respect.

(e) Except as set forth on Schedule 4.13(e), all officers, directors, employees and independent contractors of a Target Entity (and each of their respective Affiliates) are obligated to assign and have assigned to the Target Entities all Intellectual Property arising from the services performed for a Target Entity by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Entity have claimed any ownership interest in any Intellectual Property owned by a Target Entity. To the Knowledge of the Seller, there has been no violation of a Target Entity’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Entity. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Entity. To the Seller’s Knowledge, none of the employees of any Target Entity is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Entities, or that would materially conflict with the business of any Target Entity as presently conducted or contemplated to be conducted. Each Target Entity has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Seller, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of a Target Entity, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Entity. Each Target Entity has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Entities has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Entity, or (ii) any Company IP License. Immediately following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Entities’ rights under such Contracts or Company IP Licenses to the same extent that the Target Entities would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Entities would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Entity has or will have filed, or caused to be filed, all material federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Seller Financials have been established.

(b) There is no material Action currently pending or threatened in writing against a Target Entity by a Governmental Authority in a jurisdiction where the Target Entity does not file Tax Returns that it is subject to taxation by that jurisdiction.

(c) No Target Entity is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no formal claims, assessments, audits, examinations, investigations or other Actions pending against a Target Entity in respect of any Tax, and no Target Entity has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Seller Financials have been established).

(d) There are no material Liens with respect to any Taxes upon any Target Entity’s assets, other than Permitted Liens.

(e) Each Target Entity has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Entity has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Entity for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Entity has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Entity has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Entity has any material Liability or potential material Liability for the Taxes of another Person (other than another Target Entity) that are not adequately reflected in the Seller Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Entity is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes or with another Target Entity) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Entity with respect to any period following the Closing Date.

(j) No Target Entity has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Entity: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Entity is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Entity for the operation of the business of a Target Entity, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by Enforcement Exceptions). To the Knowledge of the Seller, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Entity or any other party under any of the Company Real Property Leases, and no Target Entity has received notice of any such condition. No Target Entity owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Entity with a book value or fair market value of greater than $50,000 is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Target Entities. The operation of each Target Entity’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Entity, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Entity. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms (except, in each case, as such enforcement may be limited by Enforcement Exceptions) and are in full force and effect in all material respects. To the Knowledge of the Seller, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Entity or any other party under any of the Company Personal Property Leases, and no Target Entity has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Entity has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Seller Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Entities constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Target Entities as it is now conducted or that are used or held by the Target Entities for use in the operation of the businesses of the Target Entities, and taken together, are adequate and sufficient for the operation of the businesses of the Target Entities as currently conducted.

4.18 Employee Matters.

(a) No Target Entity is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Entity, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Seller, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or threatened in writing between any Target Entity and Persons employed by or providing services as independent contractors to a Target Entity. No current officer or key employee of a Target Entity has provided any Target Entity written notice of his or her plan to terminate his or her employment with any Target Entity. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Entity employees has occurred since January 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2020, no Target Entity has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

(b) Each Target Entity (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against a Target Entity, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or threatened in writing against a Target Entity brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Seller has provided the Purchaser with a complete and accurate list as of the date hereof of all employees of the Target Entities making in excess of $100,000 per year in compensation, showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Entities)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Entity and each is employed “at will”, and (B) the Target Entities have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Entity has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Entity employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Entity (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Entities making in excess of $100,000 per year in compensation , along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Entity. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with a Target Entity, a copy of which has been provided to the Purchaser by the Seller. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the past six (6) years, have been, engaged by a Target Entity are bona fide independent contractors and not employees of a Target Entity. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Entity to pay a material amount in severance or a termination fee.

4.19 Benefit Plans.

(i) Set forth on Schedule 4.19(a) is a true and complete list of each material Benefit Plan of a Target Entity (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been materially made or properly accrued and there are no material unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Seller Financials. Except as set forth on Schedule 4.19(a), no Target Entity is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code other than with another Target Entity, nor does any Target Entity have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(ii) Each Company Benefit Plan in all material respects is and has been operated in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) is funded through a trust exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Seller, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(iii) With respect to each Company Benefit Plan, the Company has made available to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material written communications between a Target Entity or any Company Benefit Plan and any Governmental Authority and relating to a Company Benefit Plan within six (6) years preceding the date of this Agreement.

(iv) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no Target Entity nor any employee, officer or director thereof that is a fiduciary (under ERISA) with respect to such Company Benefit Plan has breached any of its fiduciary responsibilities, obligations or duties imposed on it by ERISA; (iii) no Action is pending or threatened in writing (other than routine claims for benefits arising in the ordinary course of administration); (iv) nothing has occurred with respect to any Company Benefit Plan that has subjected any Target Entity to any material penalty under Section 502 of ERISA or Section 4975 of the Code; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Seller Financials.

(v) No Company Benefit Plan is, and no Target Entity or any of its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent Liability under or with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code. To the Seller’s Knowledge, no Company Benefit Plan will become a multiple employer plan with respect to any Target Entity immediately after the Closing Date. No Target Entity currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(vi) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Entities and no arrangement exists pursuant to which a Target Entity will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(vii) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Entity beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Entity has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(viii) Except as set forth on Schedule 4.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. No Target Entity has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(ix) Each Company Benefit Plan that constitutes, in any part, a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is listed on Schedule 4.19(i) and has been, in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. There is no Contract or plan to which any Target Entity is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes incurred pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Entity is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits, no Action is pending or threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Seller’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance in all material respects with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Entity is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Entity has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending or threatened in writing against any Target Entity or any assets of a Target Entity alleging either or both that a Target Entity may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Entity has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Entity or any property currently or formerly owned, operated, or leased by any Target Entity or any property to which a Target Entity arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in a Target Entity incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Entity or, to the Seller’s Knowledge, previously owned, operated, or leased property of a Target Entity pending or threatened in writing that would lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Seller, there is not located at any of the properties of a Target Entity any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Entity.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Entity nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Entity or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Company Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Entity, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Entity), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Entity in the ordinary course of business consistent with past practice) any Company Related Person or any Person in which any Company Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Company Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Entity has outstanding any Contract or other arrangement or commitment with any Company Related Person, and no Company Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Entity. The assets of the Target Entities do not include any receivable or other obligation from a Company Related Person, and the liabilities of the Target Entities do not include any payable or other obligation or commitment to any Company Related Person.

4.22 Company Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Entity relating to a Target Entity or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Entities are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Entity has any self-insurance or co-insurance programs. Since January 1, 2020, no Target Entity has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Entity since January 1, 2020. Each Target Entity has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Entities. To the Knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Entity has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Top Company Customers and Top Company Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through the Interim Balance Sheet Date, the ten (10) largest customers of the Subsidiaries (the “Top Company Customers”) and the ten largest suppliers of goods or services to the Subsidiaries (the “Top Company Suppliers”), along with the amounts of such dollar volumes. The relationships of each Subsidiary with such suppliers and customers are good commercial working relationships and (i) no Top Company Supplier or Top Company Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Seller’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Subsidiary, (ii) no Top Company Supplier or Top Company Customer has during the last twelve (12) months decreased materially or, to the Seller’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Subsidiary or intends to stop, decrease or limit materially its products or services to any Subsidiary or its usage or purchase of the products or services of any Subsidiary, (iii) to the Seller’s Knowledge, no Top Company Supplier or Top Company Customer intends to refuse to pay any amount due to any Subsidiary or seek to exercise any remedy against any Subsidiary, (iv) no Subsidiary has within the past two (2) years been engaged in any material dispute with any Top Company Supplier or Top Company Customer, and (v) to the Seller’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Subsidiary with any Top Company Supplier or Top Company Customer.

4.24 Certain Business Practices.

(a) No Target Entity, nor any of their respective officers or directors, nor, to the Knowledge of the Seller, any of their other Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Entity, nor any of their respective officers or directors, nor, to the Knowledge of the Seller, any of their other Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Entity or assist any Target Entity in connection with any actual or proposed transaction.

(b) The operations of each Target Entity are and have been conducted at all times in compliance with money laundering Laws in all applicable jurisdictions, the rules and regulations thereunder in all material respects and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Entity with respect to any of the foregoing is pending or threatened in writing.

(c) No Target Entity or any of their respective directors or officers, or, to the Knowledge of the Seller, any other Representative acting on behalf of a Target Entity is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Entity has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC; provided, that the representations in this sentence with respect to the Company (but not any other Target Entity) for periods prior to February 12, 2021 shall be made to the Seller’s Knowledge.

4.25 Investment Company Act. No Target Entity is an “investment company or required to register as an “investment company within the meaning of the Investment Company Act of 1940, as amended.

4.26 Finders and Brokers. Except as set forth on Schedule 4.26, no Target Entity has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.28 Information Supplied. None of the information supplied or to be supplied by the Seller or the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Seller or the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Seller and the Company make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.29 Legacy Representations. Reference is made to that certain Acquisition Agreement dated July 29, 2021 (the “Tingo Acquisition Agreement”) by and among Tingo International Holdings Inc., as seller thereunder (“TIH”), Tingo Mobile PLC, as target company thereunder (“TMP”), and i-WEB INC. as parent company thereunder (“IWI”). Without prejudice to, and without limiting or restricting the scope of, any other representation or warranty of the Company in this Article IV, the Company hereby makes to the Purchaser, mutatis mutandis, each of the representations and warranties that IWI made to TIH and TMP in the Tingo Acquisition Agreement, including, but not limited to, such representations and warranties of IWI set forth in Article V of the Tingo Acquisition Agreement.

4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Seller Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Entities or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Seller Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished to the Purchaser, Delaware Sub, BVI Sub or any of their respective Representatives, in writing or orally (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Delaware Sub, BVI Sub or any of their respective Representatives by any Representative of the Company or Seller), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Entities.

Article V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 5.18, the Seller Group shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Entities, as the Purchaser or its Representatives may reasonably request regarding the Target Entities and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Entities.

(b) During the Interim Period, subject to Section 5.18, the Purchaser Entities shall give, and shall cause its Representatives to give, the Seller and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Seller or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Seller and its Representatives in their investigation; provided, however, that the Seller and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Seller .

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, the Seller shall, and shall cause its Subsidiaries (including for the avoidance of doubt, the Company after its formation) to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and (ii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Seller shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, the Organizational Documents of any of the Target Entities, except as required by applicable Law;

(ii) with respect to any of the Target Entities, authorize for pledge, dispose of or propose to pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) with respect to any of the Target Entities, pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) with respect to any of the Target Entities (other than the Seller, with respect to debt financings in the ordinary course of business), incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) make a loan or advance to or investment in any third party (other than advancement of expenses to employees of any of the Target Entities in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v) increase the wages, salaries or compensation of its employees of any of the Target Entities other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Entity customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(vii) with respect to any of the Target Entities, terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice or in connection with the terms of this Section 5.2 during the Interim Period;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary that is not directly or indirectly wholly-owned by the Company or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xii) with respect to any of the Target Entities, waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Entity or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Seller Financials;

(xiii) with respect to any of the Target Entities, close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xiv) with respect to any of the Target Entities, acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xv) with respect to any of the Target Entities, make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate) other than in the ordinary course of business (excluding for the avoidance of doubt, incurring any Expenses);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvii) with respect to any of the Target Entities, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or otherwise in the ordinary course of business;

(xviii) with respect to any of the Target Entities or of the Seller’s interest therein, sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxii) with respect to any of the Target Entities, enter into or amend, or waive any material rights under, any transaction with any Company Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Seller shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees in all material respects, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) except with respect to Permitted Splits, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that neither the exercise or settlement of any option to acquire Purchaser Common Stock under any Purchaser Benefit Plan, in accordance with its terms, nor the exercise or conversion or conversion of any other convertible securities of the Purchaser, in each case in accordance with its terms, shall require the consent of the Seller and provided, further, that, during the Interim Period, the Purchaser shall be authorized to grant options exercisable for up to the number of shares of Purchaser Common Stock set forth in Schedule 5.3(b)(ii), provided that any such grants are made only to current employees or new hires of the Purchaser or any Subsidiary on terms substantially equivalent to then-outstanding options and are made on or prior to the date that the first amendment to the Proxy Statement (defined below) is filed by the Purchaser with the SEC;

(iii) except with respect to Permitted Splits, split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate (excluding, for the avoidance of doubt, the Intercompany Loan);

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Purchaser Benefit Plan, in each case other than as required by applicable Law, pursuant to the terms of any Purchaser Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Purchaser Registered IP, Purchaser Licensed IP or other Purchaser IP (excluding non-exclusive licenses of Purchaser IP to the Purchaser’s or its Subsidiaries’ customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Purchaser Material Contract or enter into any Contract that would be a Purchaser Material Contract, in any case outside of the ordinary course of business consistent with past practice or in connection with the terms of this Section 5.3 during the Interim Period;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary that is not directly or indirectly wholly-owned by the Purchaser or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate) other than in the ordinary course of business (excluding for the avoidance of doubt, incurring any Expenses);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Purchaser Material Contract or Purchaser Benefit Plan or otherwise in the ordinary course of business;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into or amend, or waive any material rights under, any transaction with any Purchaser Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(i) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, and within forty-five (45) calendar days following the end of each three-month calendar quarterly period and each fiscal year, the Seller shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Entities for the period from the Interim Balance Sheet Date through the end of such monthly or quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Entities as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Seller will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Entities that the Target Entities’ certified public accountants may issue.

(ii) During the Interim Period, within fifteen (15) calendar days following the end of each calendar month, and within thirty (30) calendar days following the end of each three-month calendar quarterly period and each fiscal year, the Purchaser shall deliver to the Seller an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Purchaser for the period from the March 31, 2022 through the end of such monthly or quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Purchaser to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Purchaser as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Purchaser will also promptly deliver to the Seller copies of any audited consolidated financial statements of the Purchaser that the Purchaser’s certified public accountants may issue.

5.5 Purchaser and Seller Public Filings.

(a) During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to continue to list on Nasdaq only the Purchaser Common Stock and the Purchaser Public Warrants.

(b) During the Interim Period, the Seller will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Seller Common Stock.

5.6 No Solicitation.

(i) For purposes of this Agreement, (i) an “Acquisition Proposal” means any proposal or offer from any Person or group at any time relating to an Alternative Transaction, (ii) an “Alternative Transaction” means (A) with respect to the Seller, the Company and their Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Entities (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Entities, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning any merger, acquisition or business combination which would restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of this Agreement involving Purchaser and (iii) a “Purchaser Superior Offer” means an Acquisition Proposal on terms that the board of directors of the Purchaser determines, in good faith, based upon consultations with its outside legal counsel and its financial advisors, are more favorable to the Purchaser’s stockholders than this Agreement and the transactions contemplated hereby, taken as a whole, after giving effect to any adjustments to the terms and conditions of this Agreement agreed to in writing by the Seller in response to such Acquisition Proposal, and is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of, and conditions to, the Purchaser Superior Offer and the Person making the Purchaser Superior Offer (including any financing required by such Person).

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Seller and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or is intended or would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any Acquisition Proposal or any bona fide requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any such Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(i) Notwithstanding anything in this Agreement to the contrary, including Section 5.6(b) during the Interim Period, the board of directors of the Purchaser, or any committee thereof, may, at any time prior to the date of the Purchaser Special Meeting: (a) (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Purchaser Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Purchaser Superior Offer; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Purchaser to execute or enter into, any agreement related to an Purchaser Superior Offer; (iv) enter into any agreement, letter of intent, or agreement in principle requiring Purchaser or the effects of which is to require to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against a Purchaser Superior Offer; (vi) fail to re-affirm the Purchaser Recommendation at the written request of the Seller within five (5) Business Days of such request; or (vii) fail to include the Purchaser Recommendation in the Proxy Statement. If, in the cases of clauses (i) through (vii) above: (x) an unsolicited, bona fide written offer is made to the Purchaser by a third party for an Acquisition Proposal; (y) the board of directors of the Purchaser determines in good faith, after consultation with its financial advisors, that such offer constitutes a Purchaser Superior Offer; and (z) following consultation with outside legal counsel, the board of directors of the Purchaser determines that the withdrawal or modification of its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby is required to comply with the fiduciary duties of the board of directors of the Purchaser to the stockholders of the Purchaser under applicable Law, but only, in the case of clause (i) through (vii) above, (i) after providing written notice to Purchaser (a “Notice of Purchaser Superior Offer” advising the Seller that the board of directors of the Purchaser has received a Purchaser Superior Offer specifying the material terms and conditions of such Purchaser Superior Offer and identifying the person or persons making such Purchaser Superior Offer, and (ii) if the Seller does not, within three (3) Business Days of the Seller’s receipt of the Notice of Purchaser Superior Offer, make an offer that the board of directors of the Purchaser determines in good faith, after consultation with its financial advisors, to be at least as favorable to Purchaser’s stockholders as the Purchaser Superior Offer; provided that during such three (3) Business Day period, the Purchaser shall, and shall use commercially reasonable efforts to cause its financial and legal advisors to, negotiate in good faith with the Seller (to the extent the Seller wishes to negotiate) to enable the Seller to make such an offer; or (ii) other than in connection with an Acquisition Proposal, withdraw or modify its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby, if the board of directors of the Purchaser reasonably determines (after consultation with outside legal counsel) that the withdrawal or modification of such approval or recommendation is required to comply with the fiduciary duties of the board of directors of the Purchaser to the stockholders of the Purchaser under applicable Law.

(d) Nothing contained in this Agreement shall prohibit the Purchaser or the board of directors of the Purchaser or any committee thereof from (x) taking and disclosing to the Purchaser’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the Purchaser’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 5.6.

(e) During the Interim Period, the board of directors of the Seller, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Seller Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Seller; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Seller or the Company to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring or the effects of which is to require the Seller or the Company to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Seller or the Company; (vi) fail to re-affirm the Seller Recommendation at the written request of the Purchaser within five (5) Business Days of such request; (vi) fail to include the Seller Recommendation in any solicitation materials that its prepares or sends to Seller Stockholders; or (vii) resolve or agree in writing to do any of the foregoing.

5.7 No Trading. Each of the Seller and the Purchaser acknowledges and agrees that it is aware, and that its Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each of the Seller and the Purchaser hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the other (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the other Party in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (c) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (d) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (subject to the last sentence of Section 8.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened in writing to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened in writing to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by a change in Law, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Proxy Statement.

(a) On or prior to December 31, 2022, the Purchaser shall prepare with the reasonable assistance of the Seller, and file with the SEC a Proxy Statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of the Purchaser’s stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement, and the transactions contemplated hereby or referred to herein, including the Merger, by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq and (ii) the approval of the Amended Purchaser Certificate of Incorporation to in part increase the authorized capital stock of the Purchaser; and (iii) such other matters as the Seller and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iii), collectively, the “Purchaser Stockholder Approval Matters”); and (iv) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, the Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Proxy Statement, the Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation rules set forth in the Purchaser’s Organizational Documents and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Seller (and its counsel) with sufficient opportunity to review and comment on the Proxy Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Seller shall provide the Purchaser with such information concerning the Target Entities and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto.

(b) The Purchaser shall use its best efforts take any and all reasonable and necessary actions required to satisfy the requirements of the Exchange Act and other applicable Laws in connection with the Proxy Statement and the Purchaser Special Meeting. Each of the Purchaser and the Seller shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Seller, the Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser shall amend or supplement the Proxy Statement and cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) The Purchaser, with the assistance of the other Parties, shall use its commercially reasonable best efforts to promptly respond to any SEC comments on the Proxy Statement and shall otherwise use its commercially reasonable best efforts to cause the Proxy Statement to “clear” comments from the SEC and become effective. The Purchaser shall provide the Seller with copies of any written comments, and shall inform the Seller of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Proxy Statement, the Purchaser Special Meeting promptly after the receipt of such comments and shall give the Seller a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Proxy Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall distribute the Proxy Statement to the Purchaser’s stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the “clearing” of comments on the Proxy Statement.

(e) The Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Proxy Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting.

(f) If (i) the Purchaser or its counsel fail to respond to SEC comments related to the Proxy Statement within five (5) Business Days following receipt all required documentation required from third parties, including, but not limited to the Seller, auditors of each of the Purchaser and the Seller and any other third party advisors of the Purchaser and the Seller, (ii) the Purchaser does not cause the Proxy Statement to be mailed to its stockholders within ten (10) days following SEC clearance, or (iii) a quorate meeting of the Purchaser’s stockholders is not duly convened for the purpose of obtaining the Conversion Approvals within forty (40) days following the mailing of the Proxy Statement to the Purchaser’s stockholders, then unless prohibited by Delaware law governing distributions to stockholders, all issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be immediately and automatically redeemed by the Corporation, and all accrued and unpaid dividends thereon to the date of redemption extinguished, in consideration of the right to receive an aggregate amount, in respect of all shares of Series A Preferred Stock and Series B Preferred Stock, for $1.00 in cash (with any accrued but unpaid dividends being extinguished) and Delaware Sub shall issue to the Seller a number of shares of its common stock so that the Seller shall own 93.3% of Delaware Sub following such issuance and the Purchaser shall own 6.7% of Delaware Sub. Notwithstanding anything to the contrary herein, if the occurrence of the events described herein are due to the failure of the Seller or its Representatives to provide to the Purchaser or its Representatives on a reasonably timely basis any information, document or statement reasonably requested or required by the Purchaser in connection therewith, the Series A Preferred Stock and Series B Preferred Stock shall not be redeemed nor shall the shares of Delaware Sub be issued pursuant to this Section 5.12(f).

5.13 The Seller Information Statement.

(a) As promptly as practicable after the date hereof, the Seller shall prepare with the reasonable assistance of the Purchaser, and file with the SEC an Information Statement (as amended, the “Information Statement”) for the purpose of informing the Seller’s stockholders of the matters approved by the Seller by written consent. The Information Statement shall include information regarding (i) the adoption and approval of this Agreement, and the transactions contemplated hereby or referred to herein, including the Merger, by the holders of Seller Common Stock in accordance with the Seller’s Organizational Documents, the NRS and the rules and regulations of the SEC and (ii) the approval of such other matters as the Seller and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in the foregoing clauses (i) and (ii), collectively, the “Seller Stockholder Approval Matters”). In connection with the Information Statement, the Seller will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable written consent rules set forth in the Seller’s Organizational Documents and the rules and regulations of the SEC. The Seller shall cooperate and provide the Purchaser (and its counsel) with sufficient opportunity to review and comment on the Information Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Purchaser shall provide the Seller with such information concerning their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto.

(b) The Seller shall use its best efforts take any and all reasonable and necessary actions required to satisfy the requirements of the Exchange Act and other applicable Laws in connection with the Information Statement. The Purchaser shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Seller, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Information Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Information Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Seller shall amend or supplement the Information Statement and cause the Information Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Seller’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Seller’s Organizational Documents.

(c) The Seller, with the assistance of the other Parties, shall use its best efforts to promptly respond to any SEC comments on the Information Statement and shall otherwise use its commercially reasonable best efforts to cause the Information Statement to “clear” comments from the SEC. The Seller shall provide the Purchaser with copies of any written comments, and shall inform the Purchaser of any material oral comments, that the Seller or its Representatives receive from the SEC or its staff with respect to the Information Statement, promptly after the receipt of such comments and shall give the Purchaser a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Information Statement “clearing” comments from the SEC and becoming effective, the Seller shall distribute the Information Statement to the Seller’s stockholders.

(e) The Seller shall comply with all applicable Laws, any applicable rules and regulations of the Seller’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Information Statement.

(f) If (i) the Seller or its counsel fail to respond to SEC comments related to the Information Statement within five (5) Business Days following receipt of all required documentation required from third parties, including, but not limited to the Purchaser, auditors of each of the Purchaser and the Seller and any other third party advisors of the Purchaser and the Seller, (ii) the Seller does not cause the Information Statement to be mailed to its stockholders within ten (10) days following SEC clearance, or (iii) the Required Seller Stockholder Approval has not been received by December 1, 2022, Seller shall pay to the Purchaser an amount equal to $50,000 per day of delay, and if the Required Seller Stockholder Approval has not been received by January 1, 2023, the Seller shall pay to the Purchaser an amount equal to $10,000,000. For the avoidance of doubt, for purposes of the foregoing clause (iii) of this Section 5.13(f), receipt of the Required Seller Stockholder Approval requires compliance with Rule 14(c)(2) of the Exchange Act and expiration of the waiting period prescribed thereunder. The Parties expressly acknowledge and agree that the payment of the amounts provided in this paragraph shall, in light of the difficulty of accurately determining actual damages, constitute partial liquidated damages.

5.14 Nasdaq Change of Control Application . The Parties shall use commercially reasonable best efforts to ensure that the application for Purchaser's change of control is filed with Nasdaq (the "Nasdaq Change of Control Application"). Each of the Parties shall use commercially reasonable best efforts to respond to any questions from Nasdaq with respect to the Nasdaq Change of Control Application promptly following receipt of such questions, but in no event later than ten (10) Business Days following receipt of such questions.

5.15 Ownership Changes. As stated in the recitals to this Agreement, the Parties desire, subject to respective Conversion Approvals and Nasdaq approval, that following the transactions contemplated by this Agreement (i) the stockholders of the Seller own 75% of the Purchaser Common Stock as measured based on the number of shares of Purchaser Common Stock outstanding immediately prior to the Closing and (ii) the Purchaser through wholly-owned subsidiaries own 100% of the operating Subsidiaries of the Seller; provided, however, that:

(a) In the event that the Purchaser does not receive by June 30, 2023 the Series A Conversion Approval with respect to the issuance by the Purchaser of more than 20% of its issued and outstanding Common Stock related to the shares of Purchaser Common Stock underlying the Series A Preferred Stock (the “Series A Trigger Event”), then (i) unless prohibited by Delaware law governing distributions to stockholders, all issued and outstanding shares of Series A Preferred Stock shall be immediately and automatically redeemed by the Purchaser, and all accrued and unpaid dividends thereon to the date of redemption extinguished, in consideration of the right to receive an aggregate amount, in respect of all shares of Series A Preferred Stock, of $1.00 in cash, and (ii) the Purchaser shall, within ten (10) Business Days following the Series A Trigger Event, cause Delaware Sub to issue to the Seller the amount of shares of the common stock of Delaware Sub as needed to cause the Seller to own 27% of the total issued and outstanding common stock of Delaware Sub. The recipient of the proceeds of any redemption hereunder shall reimburse the Purchaser for any excise or similar tax imposed in connection therewith. Notwithstanding anything to the contrary herein, if the occurrence of the Series A Trigger Event is due to the failure of the Seller or its Representatives to provide to the Purchaser or its Representatives on a reasonably timely basis any information, document or statement reasonably requested or required by the Purchaser in connection therewith, no Series A Preferred Stock shall be redeemed pursuant to this Section 5.15(a) and no common stock of Delaware Sub shall be issued to the Seller by Delaware Sub.

(b) In the event that (i) the Purchaser does not receive by June 30, 2023 the Series B Conversion Approval with respect to the issuance by the Purchaser of more than 20% of its issued and outstanding Purchaser Common Stock related to the shares of Purchaser Common Stock underlying the Series B Preferred Stock or (ii) the Nasdaq Change of Control Application is rejected or (iii) Nasdaq requires Material Restrictions in order to approve the Nasdaq Change of Control Application (each, a “Series B Trigger Event”), the holders of the Series B Preferred Stock, at its sole option, shall have the right, but not the obligation, to reduce the stated value of the Series B Preferred Stock (at issuance $1,000,000,000 in the aggregate) to no less than $666,666,667 in exchange for shares of common stock of Delaware Sub and force the Purchaser to redeem the Series A Preferred within ninety (90) days of such Series B Trigger Event. The maximum number of shares of common stock of Delaware Sub that Delaware Sub shall be forced to issue if the conditions of this Section 5.15(b), are satisfied shall be 33% of its issued and outstanding shares of common stock. The recipient of the proceeds of any redemption hereunder shall reimburse the Purchaser for any excise or similar tax imposed in connection therewith. Notwithstanding anything to the contrary herein, if the occurrence of the Series B Trigger Event is due to the failure of the Seller or its Representatives to provide to the Purchaser or its Representatives on a reasonably timely basis any information, document or statement reasonably requested or required by the Purchaser in connection therewith, no Series B Preferred Stock shall be redeemed pursuant to this Section 5.15(b) and no common stock of Delaware Sub shall be issued to the Seller by Delaware Sub. Further notwithstanding the foregoing, if Seller refuses to comply with the reasonable requests of the Nasdaq Stock Market in connection with the Nasdaq Change of Control Application, no Series B Preferred Stock shall be redeemed pursuant to this Section 5.15(b) and no common stock of Delaware Sub shall be issued to the Seller by Delaware Sub.

(c) The Parties hereby agree that the total amount owed by the Purchaser in connection with the redemptions of either the Series A Preferred or the Series B Preferred pursuant to this Section 5.15 and their respective Certificate of Designation shall be offset by any and all amounts of any outstanding intercompany loans as between the Purchaser and Delaware Sub.

5.16 The Purchaser Post-Closing Registration Statement

(a) Within six (6) months following the Closing, the Purchaser shall prepare with the reasonable assistance of the Seller, and file with the SEC a registration statement on Form S-1 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of the Seller Distribution. In connection with the Registration Statement, the Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable registration statement rules set forth in the Purchaser’s Organizational Documents and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Seller (and its counsel) with sufficient opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Seller shall provide the Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.

(b) The Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement. Each of the Purchaser and the Seller shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Seller, the Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) The Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser shall provide the Seller with copies of any written comments, and shall inform the Seller of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Seller a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall request the SEC to declare the Registration Statement effective.

5.17 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, each of the Purchaser and the Seller shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Seller shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Purchaser and the Seller reviewing, commenting upon and approving each other’s Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.18 Confidential Information.

(a) The Seller Group hereby agrees that, during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Seller Group or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.18(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.18(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Seller Group shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Seller Group and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Seller Group and its Representatives shall be permitted to disclose any and all Purchaser Confidential Information to the extent required by the Federal Securities Laws.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Seller Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Seller Confidential Information without the Seller’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination (and continuing with respect to Seller Confidential Information that is a Trade Secret so long as such Trade Secret is protectable under applicable Law), becomes legally compelled to disclose any Seller Confidential Information, (A) provide the Seller to the extent legally permitted with prompt written notice of such requirement so that the Seller may seek, at the Seller’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.18(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Seller waives compliance with this Section 5.18(b), furnish only that portion of such Seller Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Seller Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Seller or destroy (at the Seller’s election) any and all copies (in whatever form or medium) of Seller Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Seller Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Seller Confidential Information to the extent required by the Federal Securities Laws.

5.19 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that as of the Effective Time (and giving effect to the effectiveness of the Amended Purchaser Certificate of Incorporation), the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of six (6) individuals, comprised of (i) two (2) Preferred Board Members designated by the holder of the majority of Series B Preferred Stock, and (ii) four (4) directors designated by the Purchaser, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, one of whom shall be Darren Mercer and the other of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable Law. The Parties will use commercially reasonable efforts to identify the designees not named herein in advance of and for inclusion in the Proxy Statement. In the event any designee becomes unable or unwilling to serve prior to the Effective Time on the Post-Closing Purchaser Board in the role identified, a replacement for such designee shall be determined prior to the Effective Time in accordance with the principles set forth in this Section 5.19. The Purchaser will enter into customary indemnification agreements with such designees in form and substance reasonably acceptable to them. The Parties contemplate that from and after the Effective Time, the Post-Closing Purchaser Board will constitute and appoint an advisory board composed of six (6) members as a consultative body to advise the Post-Closing Purchaser Board.

5.20 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Entities and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser Entities (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Entities to the extent permitted by applicable Law. The provisions of this Section 5.17 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of the Purchaser Entities’ directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Purchaser D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Purchaser D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the Purchaser D&O Tail Insurance.

(c) For the benefit of the Company’s and its Subsidiary’s directors, managers and officers, the Company shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Company D&O Tail Insurance in full force and effect from and after the Closing, and continue to honor the obligations thereunder, and the Purchaser shall from and after the Closing timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

5.21 Reserved.

5.22 Listing.

(a) During the Interim Period, (i) the Purchaser shall use its commercially reasonable efforts to ensure that the Purchaser remains listed as a public company on, and for Purchaser Common Stock, Purchaser Public Warrants and Purchaser Public Units to be listed on, Nasdaq, and (ii) the Seller shall use its commercially reasonable efforts to ensure that the Seller remains listed as a public company on, and for shares of Seller Common Stock to be listed on, the OTC Markets.

(b) The Purchaser shall use its commercially reasonable efforts to cause the Purchaser Common Stock to be issued in connection with the transactions to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

5.23 Purchaser Lock-Up Agreements. During the Interim Period, the Purchaser shall use its commercially reasonable efforts to cause each institutional holder of at least 5% of Purchaser Common Stock to enter into a lock-up agreement, providing for a lock-up period of six (6) months, and substantially in the form of Exhibit B-1, to become effective upon or prior to the Closing (each, a “Purchaser Lock-Up Agreement”).

5.24 Amended Purchaser Loan. On the date hereof, the Purchaser shall irrevocably amend and restate the previously extended loan to the Seller in the form of Exhibit F hereto (the “Amended Purchaser Loan”), to, in part, increase the principal amount of the Purchaser Loan from $3.5 million to $23.7 million and shall fund the unfunded balance of such Amended Purchaser Loan within three (3) Business Days after the date hereof.

5.25 Amended Seller SEC Reports. The Company shall use commercially reasonable efforts to cause each of the Amended Seller SEC Reports to be duly filed with the SEC as promptly as practicable after the date hereof, but in any event not later than forty-five (45) days following the date hereof.

5.26 Delaware Sub Formation and Joinder. The Purchaser shall, as soon as reasonably practicable following the execution and delivery of this Agreement, take all requisite action to cause Delaware Sub (i) to be duly formed and organized under the DGCL as a wholly-owned subsidiary of the Seller, (ii) to execute a joinder to this Agreement in form and substance reasonably acceptable to the Purchaser (the “Delaware Sub Joinder”), and (ii) take all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby. At or immediately prior to the Closing, the Purchaser and Delaware Sub shall enter into the Intercompany Loan. From and after the date of execution of the Delaware Sub Joinder (the “Delaware Sub Joinder Date”), Delaware Sub shall for all purposes be deemed a Party to and bound by this Agreement

5.27 Company Formation and Joinder. The Seller shall, as soon as reasonably practicable following the execution and delivery of this Agreement, take all requisite action to cause the Company (a) to be duly incorporated under the BVI Act as a wholly-owned subsidiary of the Seller, (b) to execute a joinder to this Agreement in form and substance reasonably acceptable to the Purchaser (the “Company Joinder”), and (c) take all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby. From and after the date of execution of the Company Joinder (the “Company Joinder Date”), the Company shall for all purposes be deemed a Party to and bound by this Agreement.

5.28 BVI Sub Formation and Joinder. The Purchaser (and, from and after the Delaware Sub Joinder Date, Delaware Sub) shall, as soon as reasonably practicable following the execution and delivery of this Agreement, take all requisite action to cause BVI Sub (a) to be duly incorporated under the BVI Act as a wholly-owned subsidiary of Delaware Sub, (b) to execute a joinder to this Agreement in form and substance reasonably acceptable to the Seller (the “BVI Sub Joinder”), and (c) take all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby. From and after the date of execution of the BVI Sub Joinder (the “BVI Sub Joinder Date”), BVI Sub shall for all purposes be deemed a Party to and bound by this Agreement.

5.29 Target Contribution. The Seller (and, from and after the Company Joinder Date, the Company, and from and after the Delaware Sub Joinder Date, Delaware Sub and the Purchaser) shall, as soon as reasonably practicable prior to the Closing (or within thirty (30) days following the Required Seller Stockholder Approval in the case of the Purchaser’s payment of the Assumed Liabilities), take all requisite action to effect the Target Contribution.

5.30 Mmobuosi Beneficial Interest. The Parties agree that if, at the time of the Seller Distribution and as a result thereof, Dozy Mmobuosi would become the beneficial owner of more than 19.9% of the issued and outstanding Purchaser Common Stock, then at the time of the Seller Distribution all of the Purchaser Common Stock beneficially held by him will be exchanged for shares (the “Mmobuosi Series C Preferred Shares”) of a new series of preferred stock of the Purchaser, to be designated Series C Preferred Stock, having such rights, preferences and privileges as shall be mutually agreed between the Purchaser and the Seller, provided that the Mmobuosi Series C Preferred Shares shall carry the full economic benefits of the Purchaser Common Stock for which they were exchanges, but which shall confer voting rights in the aggregate not greater than 19.9% of the aggregate voting rights of all voting securities of the Purchaser from time to time.

5.31 Voting Agreements. During the Interim Period, the Purchaser shall use its commercially reasonable efforts to procure Purchaser Support Agreements in the form of Exhibit A-1 from additional significant stockholders.

5.32 Seller Budget. During the Interim Period, the Purchaser and the Seller shall mutually agree on a budget for Seller for the remaining fiscal year ending December 31, 2022 and the fiscal year ended December 31, 2023. The Purchaser agrees to loan to the Seller the amounts needed to fund such budget for such period and upon the conversion or redemption of the Series B Preferred, the Purchaser shall forgive such loan, provided however, if the Series B is redeemed, the outstanding amount of such loan, plus accrued interest shall offset any amounts owed under such redemption.

Article VI
INDEMNIFICATION

6.1 Indemnification. Subject to the terms and conditions of this Article VI and as acknowledged in the Letter of Transmittal executed by the Seller Group, from and after the Closing, the Seller Group and their respective successors and assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnifying Party”) will severally indemnify, defend and hold harmless the Purchaser, the Purchaser Representative, their respective Affiliates and each of their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnified Party”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim) the Indemnifiable Matters.

6.2 Limitations and General Indemnification Provisions.

(a) Except as otherwise expressly provided in this this Article VI, the Indemnified Parties will not be entitled to receive any indemnification payments under Section 6.1 with respect to Special Litigation Indemnity Matters unless and until the aggregate amount of Losses incurred by the Indemnified Parties for which they are otherwise entitled to indemnification in respect of Special Litigation Indemnity Matters under this Article VI exceeds One Million U.S. Dollars ($1,000,000) (the “Basket”), in which case the Indemnifying Parties shall be obligated to the Indemnified Parties for the amount of all Losses of the Indemnified Parties in respect of Special Litigation Indemnity Matters from the first dollar of Losses of the Indemnified Parties required to reach the Basket; provided, however, that for the avoidance of doubt the Basket shall not apply to claims in respect of any Indemnifiable Matters other than the Special Litigation Indemnity Matters.

(b) The maximum amount of indemnification payments which the Indemnifying Parties will be obligated to pay in the aggregate, including all Indemnifiable Matters, shall not exceed the amount of the Escrow Property in the Escrow Account at such time.

(c) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, any punitive, special or exemplary damages except to the extent actually paid to a third party in a Third Party Claim.

(d) No investigation or knowledge by an Indemnified Party or the Purchaser Representative or their respective Representatives of an Indemnifiable Matter shall affect the covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under this Article VI, with respect thereto.

(e) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(f) The Indemnifying Parties shall have no indemnification obligation in respect of any Claim Notice which is delivered by the Purchaser Representative in accordance with Section 6.3 hereof after the Escrow Expiration Date.

6.3 Indemnification Procedures.

(a) The Purchaser Representative shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VI, including bringing and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Seller Representative shall have the sole right to act on behalf of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article VI, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b) In order to make a claim for indemnification hereunder, the Purchaser Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Seller Representative on behalf of the Indemnifying Parties and to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Purchaser Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the Seller Representative and the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

(c) In the case of any claim for indemnification under this Article VI arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Purchaser Representative must give a Claim Notice with respect to such Third Party Claim to the Seller Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Seller Representative will have the right to defend and to direct the defense against any such Third Party Claim in its name and at its expense, and with counsel selected by the Seller Representative, unless (i) the Seller Representative fails to acknowledge fully to the Purchaser Representative the obligations of the Indemnifying Party to the Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Seller Representative on behalf of the Indemnifying Party and the Purchaser Representative on behalf of the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim, (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party or (D) the amount of the Third Party Claim exceeds or is reasonably expected to exceed the value of the remaining Escrow Property in the Escrow Account (after deducting any amounts for pending but unresolved indemnification claims and resolved but unpaid indemnification claims). If the Seller Representative on behalf of the Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Purchaser Representative of its intent to do so, and the Purchaser Representative and the Indemnified Party will, at the request and expense of the Seller Representative, cooperate in the defense of such Third Party Claim. If the Seller Representative on behalf of the Indemnifying Party elects not to, or at any time is not entitled under this Section 6.3 to, compromise or defend such Third Party Claim, fails to notify the Purchaser Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Purchaser Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Purchaser Representative without the prior written consent of the Seller Representative on behalf of the Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Seller Representative’s right on behalf of the Indemnifying Party to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Purchaser Representative on behalf of the Indemnified Party (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Seller Representative’s right on behalf of the Indemnifying Party to compromise or settle in accordance with the immediately preceding sentence, the Seller Representative on behalf of the Indemnifying Party may not settle or compromise any Third Party Claim over the objection of the Purchaser Representative on behalf of the Indemnified Party; provided, however, that consent by the Purchaser Representative on behalf of the Indemnified Party to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Purchaser Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Seller Representative’s right on behalf of the Indemnifying Party to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Seller Representative on behalf of the Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If the Seller Representative on behalf of the Indemnifying Party does not respond within such thirty (30) days, the Seller Representative on behalf of the Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VI and will have no further right to contest the validity of such Claim Notice. If the Seller Representative responds within such thirty (30) days and rejects such claim in whole or in part, the Purchaser Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement (subject to Section 9.6), any Ancillary Documents or applicable Law.

6.4 Indemnification Payments. Any indemnification claims against the Indemnifying Parties (other than for Fraud Claims) shall be satisfied solely by the Escrow Property (with such indemnification first be applied against the Escrow Shares and then against any other Escrow Property), and no Indemnifying Party shall be required to make any out-of-pocket payment for indemnification other than in connection with Fraud Claims. Any indemnification obligation of an Indemnifying Party under this Article VI will be paid within five (5) Business Days after the determination of such obligation in accordance with Section 6.2(a) (and the Purchaser Representative and the Seller Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so). Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Purchaser or its successors. With respect to any indemnification payment, the value of each Escrow Share or any other share of Purchaser Common Stock for purposes of determining the indemnification payment shall be the Purchaser Share Price on the date that the indemnification claim is finally determined in accordance with this Article VI. Any Escrow Shares or other shares of Purchaser Common Stock received by the Purchaser as an indemnification payment shall be promptly cancelled by the Purchaser after its receipt thereof. Without limiting any of the foregoing or any other rights of the Indemnified Parties under this Agreement or any Ancillary Document or at law or equity, in the event that an Indemnifying Party fails or refuses to promptly indemnify an Indemnified Party as provided herein or otherwise fails or refuses to make any payments required under any Ancillary Document, in either case, where it is established that such Indemnifying Party is obligated to provide such indemnification or to make such payment, the applicable Indemnified Party shall, in its sole discretion, be entitled to claim a portion of the shares of Purchaser Common Stock then owned by such Indemnifying Party up to an amount equal in value (based on the then current Purchaser Share Price) to the amount owed by such Indemnifying Party. In the event that such Indemnifying Party fails to promptly transfer any such shares of Purchaser Common Stock pursuant to this Section 6.4, the Purchaser Representative on behalf of Purchaser shall be and hereby is authorized as the attorney-in-fact for such Indemnifying Party to transfer such shares of Purchaser Common Stock to the proper recipient thereof as required by this Section 6.4, and may transfer such shares of Purchaser Common Stock and cancel the stock certificates for such shares on the books and records of Purchaser and issue new stock certificates to such transferee and may instruct its agents and any exchanges on which Purchaser Common Stock is listed or traded to do the same.

6.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims or claims seeking injunctions, specific performance or other equitable relief (including pursuant to Section 9.9), or claims under the terms of the Letters of Transmittal or other Ancillary Documents, indemnification pursuant to this Article VI shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

Article VII
CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Seller Stockholder Approval. The Seller Special Meeting or action by written consent, as applicable, shall have been held in accordance with the NRS and the Seller’s Organizational Documents, and at such meeting or written consent, the requisite vote of the Seller Stockholders (including any separate class or series vote that is required, whether pursuant to the Seller’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Seller is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Seller Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof), if any, applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or change the anticipated tax treatment or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Nasdaq. The Purchaser Common Stock to be issued in connection with the transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(h) Appointment to the Board and Officers. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.19, and the post-Closing officers of the Purchaser shall have been approved and appointed consistent with the requirements of Section 5.19.

(i) Proxy Statement. The Proxy Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Proxy Statement.

7.2 Conditions to Obligations of the Seller and the Company. In addition to the conditions specified in Section 7.1, the obligations of the Seller and the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Seller and the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser Entities shall have each performed, in all material respects, all of the Purchaser Entities’ obligations and complied, in all material respects, with all of the Purchaser Entities’ agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Amended Purchaser Certificate of Incorporation. At or prior to the Closing, the Amended Purchaser Certificate of Incorporation (including the respective certificates of designation for the Series A Preferred Stock and Series B Preferred Stock) shall have been filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.

(e) Amended Purchaser Loan. The Purchaser shall have advanced the Amended Purchaser Loan to the Seller.

(f) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Seller a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Seller a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the adoption of the Amended Delaware Sub Charter and the consummation of the Merger and other transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. The Purchaser shall have delivered to the Seller a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Voting Agreement. The Purchaser shall have delivered to the Seller a voting agreement, providing for the voting by Darren Mercer of his shares of Purchaser Common Stock in accordance with the vote or recommendation (where applicable) of a majority of the independent directors on the Post-Closing Purchaser Board for a period of two (2) years following the Closing, and otherwise in form and substance reasonably acceptable to the Seller and the Purchaser, executed by Darren Mercer in his individual capacity, and which shall become effective immediately after Closing.

(v) Purchaser Lock-Up Agreements. The Purchaser shall have delivered to the Seller a Purchaser Lock-Up Agreement executed by Darren Mercer in his individual capacity and any other Purchaser Lock-Up Agreement that has been agreed during the Interim Period.

(vi) Escrow Agreement. The Seller shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

(vii) Mmobuosi Employment Agreement. The Seller shall have received a copy of the Mmobuosi Employment Agreement, duly executed by Delaware Sub.

(viii) Amended Delaware Sub Charter. The Purchaser shall have delivered an executed copy of the Amended Delaware Sub Charter substantially in the form of Exhibits D-1 and D-2.

(ix) Release. The Purchaser shall have delivered to the Seller a general release of claims covering the period prior to the execution and delivery of this Agreement and which release shall include, without limitation, the Seller and its directors and executive officers, in a form to be mutually agreed by the Purchaser and the Seller, duly executed by the Purchaser.

7.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 7.1, the obligations of the Purchaser Entities to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Seller and the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Seller or the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Entities, taken as a whole.

(b) Agreements and Covenants. The Seller and the Company shall have performed in all material respects all of their obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Entities taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Seller, dated as the Closing Date, signed by an executive officer of the Seller in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c)

(ii) Seller Secretary Certificate. The Seller shall have delivered to the Purchaser a certificate executed by the Seller’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Seller’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Seller’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Seller is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and recommending the approval and adoption of the same by the Seller Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Seller Stockholder Approval has been obtained and (D) the incumbency of officers of the Seller authorized to execute this Agreement or any Ancillary Document to which the Seller is or is required to be a party or otherwise bound.

(iii) Company Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s member and managers authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and (C) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iv) Good Standing. The Seller and the Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Seller and each Target Entity certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Seller’s or Target Entity’s jurisdiction of organization and from each other jurisdiction in which the Seller or Target Entity is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Registry of Corporate Affairs of the British Virgin Islands as of a date no more than ten (10) Business Days prior to the Closing Date.

(vi) Mmobuosi Employment Agreement. The Purchaser shall have received a copy of the Mmobuosi Employment Agreement, duly executed by Dozy Mmobuosi.

(vii) Seller Lock-Up Agreements. The Purchaser shall have received from each Significant Company Holder a lock-up agreement, providing for a lock-up period of six (6) months, and substantially in the form of Exhibit B-2 (each, a “Seller Lock-Up Agreement”), duly executed by such Significant Company Holder.

(viii) Registered Agent Letter. The Purchaser shall have received a copy of the letter, executed by all parties thereto, in the agreed form, to the British Virgin Islands registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Purchaser (or its nominees) from Closing.

(ix) Resignations. The Purchaser shall have received written resignations effective as of the Closing, of each of the directors and officers of the Company as mutually agreed by the Purchaser and the Seller prior to the Closing.

(x) Escrow Agreement. The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.

(xi) Target Contribution. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Target Contribution has been effected in its entirety.

(xii) Release. The Seller shall have delivered to the Purchaser a general release of claims covering the period prior to the execution and delivery of this Agreement and which release shall include, without limitation, the Purchaser and its directors and executive officer, in a form to be mutually agreed by the Purchaser and the Seller, duly executed by the Seller.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Entity or Seller Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII
TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Seller;

(b) by written notice by the Purchaser or the Seller if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 31, 2022 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the case of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable;

(d) by written notice by the Seller to the Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date;

(e) by written notice by the Purchaser to the Seller, if (i) there has been a breach by the Seller or the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Seller or (B) the Outside Date;

(f) by written notice by the Purchaser to the Seller, if there shall have been a Material Adverse Effect on the Target Entities taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by the Seller to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser and its Subsidiaries taken as a whole following the date of this Agreement which is uncured and continuing;

(h) by written notice by the Purchaser to the Seller within ten (10) days following the date hereof, but not prior to such date;

(i) by written notice by the Purchaser, if its board of directors shall have withdrawn or modified in a manner adverse to the Seller its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby in accordance with Section 5.6(d) of this Agreement;

(j) by written notice by the Seller, if the Seller receives written notice that the Purchaser’s board of directors has withdrawn or modified in a manner adverse to the Seller its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby in accordance with Section 5.6(d) of this Agreement;

(k) by written notice by either the Purchaser or the Seller to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained;

(l) by written notice by either the Purchaser or the Seller to the other, if the Seller Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Seller Stockholders have duly voted, and the Required Seller Stockholder Approval was not obtained; or

(m) by written notice by the Purchaser to the Company, if within forty-five (45) days following the date hereof the Company has not duly filed each of the Amended Seller SEC Reports with the SEC.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.17, 5.18, 8.3, 8.4, Article IX and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.

8.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. Notwithstanding the foregoing, the Purchaser and the Seller each agree to each be responsible for fifty percent (50%) of all filing fees and expenses, if any, under (a) any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“Antitrust Expenses”) or for other regulatory filings made prior to the Closing, if any, and (b) fees with respect to the Proxy Statement.

8.4 Termination Fee. Notwithstanding Section 8.3 above, in the event that there is a valid and effective termination of this Agreement by the Purchaser pursuant to Section 8.1(i) or by the Company pursuant to Section 8.1(j), then the Purchaser shall pay to the Company a termination fee equal to Five Million U.S. Dollars ($5,000,000) (such amount, the “Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company within ten (10) days after the effective date of such termination. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Company would otherwise be entitled to assert against the Purchaser or any of its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Company, provided, that the foregoing shall not limit the Purchaser’s Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement.

Article IX
MISCELLANEOUS

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser Entities, the Seller or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser, BVI Sub or (prior to Closing) to Delaware Sub to:	with a copy (which will not constitute notice) to:
If to the Purchaser Representative, to:	with a copy (which will not constitute notice) to:
If to the Seller or the Company, to:	with a copy (which will not constitute notice) to:
If to the Seller Representative to:	with a copy (which will not constitute notice) to:
If to Delaware Sub after the Closing, to:	with a copy (which will not constitute notice) to:

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.20, which the Parties acknowledge and agree are each express third party beneficiaries of such respective sections of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 9.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, in the manner provided for notices in Section 9.3. Nothing in this Section 9.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.8 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.11 Amendment. This Agreement may be further amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.12 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Seller, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.13 Entire Agreement; Effect of Amendment and Restatement.

(i) This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

(ii) Without prejudice to the generality of the foregoing, this Agreement amends, restates, supersedes and replaces in its entirety the Prior Agreement. All references to the Prior Agreement in any other document shall, from and after the date hereof, be deemed to refer to this Agreement (except to the extent, if any, that such interpretation would conflict with the terms of this Agreement as they refer or pertain to the Prior Agreement).

9.14 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; I the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company and made available to the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.15 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.16 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Darren Mercer, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) bringing, managing, controlling, defending and settling on behalf of an Indemnified Party any indemnification claims by any of them under Article VI; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Seller or the Seller Stockholders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, the Seller Representative, the Seller or any Indemnifying Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.16 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.16 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.17 Seller Representative.

(a) Seller Group, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Dozy Mmobuosi, in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) managing, controlling, defending and settling on behalf of an Indemnifying Party any indemnification claims against any of them under Article VI, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section (a); (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Seller in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to the Seller unless otherwise agreed by each Seller Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Seller under this Agreement and to distribute the same to the Seller; and (viii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, the Purchaser or any Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon the Seller and its respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.17 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, the Purchaser, the Company and the Indemnified Parties and the Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Seller under any Seller Representative Documents. The Purchaser Representative, the Purchaser, the Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article VI, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and neither the Seller nor any Indemnifying Party shall have any cause of action against the Purchaser Representative, the Purchaser, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser, the Company and the other Indemnified Parties shall not have any Liability to the Seller or any Indemnifying Party for any allocation or distribution to the Seller by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to the Seller under any Seller Representative Document shall be made to the Seller Representative for the benefit of the Seller, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to the Seller with respect thereto. All notices or other communications required to be made or delivered by the Seller shall be made by the Seller Representative (except for a notice under Section 9.17(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Seller on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Seller, but the Seller Representative will not be responsible to the Seller for any Losses that the Seller or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Seller shall indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Seller, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.17 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Seller, then Seller shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (as determined by the board of directors of the Seller, within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Entities in the preparation of the latest audited Seller Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Amended Seller SEC Reports” means the amendment and/or restatement after the date hereof of the following Seller SEC Reports (including all accompanying financial statements, exhibits and annexes thereto): (i) any current reports on Form 8-K relating to the transactions contemplated by the Tingo Acquisition Agreement; (ii) the quarterly report on Form 10-Q for the period ended September 30, 2021;(iii) the annual report on Form 10-K for the period ended December 31, 2021; and (iv) the quarterly report on Form 10-Q for the period ended March 31, 2022.

“Articles of Merger” means the articles of merger entered into between the Company and BVI Sub containing such information as is prescribed by Section 171(1) of the BVI Act.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee, independent contractor, director, or officer of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“BVI Act” means the BVI Business Companies Act (As Revised) of the British Virgin Islands.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the memorandum and articles of association of the Company.

“Company Convertible Securities” any other options, warrants or rights to subscribe for or purchase any shares in the Company or securities convertible into or exchangeable for, or otherwise confer on the holder any right to acquire any shares in the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind (including any amendments and other modifications thereto).

“Contributed Subsidiaries” means all Subsidiaries of the Seller other than the Company.

“Contributed Subsidiary Interests” means any capital stock, equity security or other direct or indirect equity, membership or ownership interest, and any option, warrant, right or security exercisable for or convertible into, any equity security or any direct or indirect equity, membership or ownership interest in the Contributed Subsidiaries.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority) of the Controlled Person; or (b) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“Effective Time” means the date of the Closing or on such other date as agreed upon by the Parties.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §§2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §§1151 et seq., the Clean Air Act, 42 U.S.C. §§7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§111 et seq., Occupational Safety and Health Act, 29 U.S.C. §§651 et seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. §§2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §§300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness described in clauses (a) through (g) above of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnifiable Matters” means, collectively and without duplication, Special Tax Indemnity Matters, Special Dissenting Shares Indemnity Matters, Special IWI Indemnity Matters and Special Litigation Indemnity Matters.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Intercompany Loan” means the extension of a loan by the Purchaser to Delaware Sub to be memorialized by, and in such principal amount and on such other terms and conditions set forth in, an intercompany promissory note to be made by Delaware Sub in favor of the Purchaser substantially in the form of Exhibit E hereto.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Seller, the actual knowledge of the executive officers or directors of any Target Entity, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes hereof, any facts, events, occurrences, changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in the credit, debt, securities and capital markets) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19) or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi) the announcement or pendency of the transactions contemplated by this Agreement (including the Merger) (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty relates to the consequences resulting from the execution, announcement, performance or existence of this Agreement); and (vii) in the case of the Company, the ability of the Company to make any of the representations and warranties contained in this Agreement as of the date hereof; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the failure to obtain the Required Purchaser Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Material Restrictions” means any condition or restriction imposed by Nasdaq in connection with the Nasdaq Change of Control Application that would substantially inhibit the ability of Dozy Mmobuosi, as the controlling beneficial owner of Tingo, Inc., to (i) appoint or remove the members of the Purchaser’s board of directors, or (ii) otherwise exercise voting control over the Purchaser.

“Mmobuosi Employment Agreement” means an employment agreement between Delaware Sub and Dozy Mmobuosi in form and substance mutually agreed by the Seller and the Purchaser.

“Nasdaq” means the Nasdaq Capital Market.

“NRS” means the Nevada Revised Statutes.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“OTC Markets” means the marketplace for trading over-the-counter securities operated by OTC Markets Group Inc.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Splits” means any stock split, reverse stock split, stock dividend or similar event affecting the issued and outstanding shares of Purchaser Common Stock as agreed to by the Purchaser and the Seller Group for the purpose of facilitating compliance with Nasdaq listing requirements or as the Purchaser and the Seller Group may otherwise agree.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Entities.

“Purchaser Securities” means the securities of the Purchaser listed on Schedule 3.3(a) hereto.

“Purchaser Share Price” means an amount equal to the VWAP of the Purchaser Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which shares of the Purchaser Common Stock are then traded immediately prior to the date of determination, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller and Company Signing Reps” means the representations and warranties of the Seller and the Company contained in Sections 4.1 (Organization and Standing) and 4.2 (Authorization; Binding Agreement).

“Seller Class A Common Stock” mean the Class A Common Stock, par value $0.001 per share, of the Seller.

“Seller Class B Common Stock” mean the Class B Common Stock, par value $0.001 per share, of the Seller.

“Seller Common Stock” means the Seller Class A Common Stock and the Seller Class B Common Stock.

“Seller Confidential Information” means all confidential or proprietary documents and information concerning the Target Entities or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Seller Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Seller or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Seller Confidential Information.

“Seller Distribution” means the distribution by the Seller of (i) securities of the Purchaser received by the Seller pursuant to this Agreement and the transactions contemplated hereby and (ii) any securities of Delaware Sub received by the Seller pursuant to this Agreement and the transactions contemplated hereby.

“Seller Group” means the Seller and Company, taken together.

“Seller Preferred Stock” means the preferred stock of the Seller.

“Seller Stock” means any shares of the Seller Common Stock and the Seller Preferred Stock.

“Seller Stockholders” means, collectively, the holders of Seller Stock.

“Series A Preferred Stock” means the Series A Preferred Stock of the Purchaser, par value $0.001 per share.

“Series B Preferred Stock” means the Series B Preferred Stock of the Purchaser, par value $0.001 per share.

“Series C Preferred Stock” means the Series C Preferred Stock of the Purchaser, par value $0.001 per share.

“Preferred Board Members” means two members of the board of directors of the Purchaser, which shall exclusively be appointed by the holder of a majority of the Series B Preferred Stock.

“Series A Preferred Shares” means shares of Series A Preferred Stock.

“Series B Preferred Shares” means shares of Series B Preferred Stock.

“Series C Preferred Shares” means shares of Series C Preferred Stock.

“Series A Conversion” means the conversion of all of the total issued and outstanding shares of Series A Preferred Stock into an amount of shares equal to 20% of the total issued and outstanding shares of Purchaser Common Stock.

“Series B Conversion” means the conversion of all of the total issued and outstanding shares of Series B Preferred Stock into an amount of shares equal to 35% of the total issued and outstanding shares of Purchaser Common Stock.

“Series A Conversion Approval” means the Series A Conversion shall have been approved by the requisite vote of the Purchaser Stockholders (including any separate class or series vote that is required, whether pursuant to the Purchaser’s Organizational Documents, any stockholder agreement or otherwise) at a Purchaser Special Meeting or action by written consent, as applicable, held in accordance with the DGCL and the Purchaser’s Organizational Documents.

“Series B Conversion Approval” means the Series B Conversion shall have been approved by the requisite vote of the Purchaser Stockholders (including any separate class or series vote that is required, whether pursuant to the Purchaser’s Organizational Documents, any stockholder agreement or otherwise) at a Purchaser Special Meeting or action by written consent, as applicable, held in accordance with the DGCL and the Purchaser’s Organizational Documents.

“Conversion Approval(s)” means either the Series A Conversion or the Series B Conversion Approval or both.

“Significant Seller Holder” means any Seller Stockholder who (i) is an executive officer or director of the Seller or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Seller (treating any Seller Preferred Stock and Seller Convertible Securities on an as-converted to Seller Common Stock basis).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Special Dissenting Shares Indemnity Matters” means any Actions by dissenting Seller Stockholders arising under or pursuant to Section 92A.300 et seq. of the NRS or otherwise arising from or in connection with the Merger or other transactions contemplated by this Agreement (but excluding any other Indemnifiable Matters).

“Special IWI Indemnity Matters” means claims or Actions resulting or arising from or in relation to (i) the IWI business or assets and (ii) facts and circumstances occurring on or prior to August 15, 2021 (but excluding any other Indemnifiable Matters).

“Special Litigation Indemnity Matters” means claims or Actions against the Company or (after the Closing) the Purchaser resulting or arising from acts or omissions of the Seller occurring prior to the Effective Time (but excluding any other Indemnifiable Matters).

“Special Tax Indemnity Matters” means any unpaid Taxes owed to any Governmental Authority by the Seller or any Subsidiary, predecessor or successor, or any Tax Returns filed or required to be filed with any Governmental Authority by the Seller or any Subsidiary or predecessor or successor, Authority, in each case in respect of the 2021 tax year or any prior tax year (or portion thereof) and resulting or arising from or in relation to the IWI business or assets (but excluding any other Indemnifiable Matters).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Contribution” means (a) the effective assignment, transfer, conveyance and contribution by the Seller to the Company of all of the Seller’s right, title and interest in the Contributed Subsidiary Interests and to all other assets on the Seller’s balance sheet and (b) the effective assumption by the Company of reasonable and documented Liabilities on the Seller’s balance sheet up to $4 million (“Assumed Liabilities”), and (c) the payment and satisfaction by the Purchaser of the Assumed Liabilities within thirty (30) days following the Required Seller Stockholder Approval.

“Target Entity” means each of the Company and its direct and indirect Subsidiaries (provided that with respect to any time prior to the completion of the Target Contribution, “Target Entity” shall mean the Seller and each of its direct and indirect Subsidiaries).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock is then traded.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

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IN WITNESS WHEREOF, each Party hereto has caused this Second Amended and Restated Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

MICT, INC.

By:	/s/ Darren Mercer
Name:
Title:

The Purchaser Representative:

/s/ Darren Mercer
Darren Mercer, solely in the capacity as the Purchaser Representative hereunder

The Seller:

TINGO, INC.

By:	/s/ Dozy Mmobuosi
Name:
Title:

The Seller Representative:

/s/ Dozy Mmobuosi
Dozy Mmobuosi, solely in the capacity as the Seller Representative hereunder

[Signature Page to Second Amended and Restated Agreement and Plan of Merger]